
04043550

P.E. 6/30/04

AR/S

DESIGN MANUFACTURE SERVICE ANYWHERE



MOLEX INCORPORATED

2004 Annual Report



PROCESSED
SEP 21 2004
THOMSON FINANCIAL


molex

Financial Highlights

(in thousands, except per share data)

Operations	**2004**	2003	Change
Net revenue	**$ 2,246,715**	$ 1,843,098	22%
Income before income taxes	**239,892**	110,042	118%
Net income	**175,950**	84,918	107%
Net income as a percent of net revenue	**7.8%**	4.6%	
Return on beginning shareholders' equity	**9.3%**	4.6%	
Per Share			
Earnings per share:			
Basic	**$ 0.93**	$ 0.44	111%
Diluted	**0.92**	0.44	109%
Dividends per share	**0.10**	0.10	—
Book value (Basic average common shares)	**10.86**	9.88	10%
Average common shares:			
Basic	**190,207**	191,873	
Diluted	**192,186**	193,229	
Number of registered shareholders:			
Common Stock	**2,851**	5,416	
Class A Common Stock	**8,142**	8,447	
Financial Position			
Total assets	**$ 2,572,346**	$ 2,329,870	10%
Working capital	**740,180**	605,965	22%
Long-term debt	**10,243**	13,137	(22%)
Backlog	**332,586**	185,639	79%
Shareholders' equity	**2,065,994**	1,896,568	9%
Long-term debt as a percent of shareholders' equity	**0.5%**	0.7%	
Number of employees at June 30	**21,225**	17,275	23%
Current ratio	**2.7/1**	2.7/1	

2004 REVENUE BY QUARTER
(in thousands of dollars)



$496,763
$548,982
$569,153
$631,817
1Q
2Q
3Q
4Q

Molex Incorporated is a 66-year-old manufacturer of *electronic components, including electrical and fiber optic* interconnection products and systems, switches, integrated products and application tooling. The company operates 55 plants in 19 countries and employs 21,225 people.

Molex serves original equipment manufacturers in industries that include automotive, business equipment, computer, computer peripheral, consumer products, industrial equipment, premises wiring and telecommunications.

We offer more than 100,000 products to our customers, *primarily through direct salespeople and authorized* distributors.

The global market for electronic connectors is estimated at $28.3 billion.* Molex is the second-largest connector *company in the world in what is a fragmented but highly* competitive industry.

*Source: Bishop and Associates, Inc.

Robust growth in 2004 reflects our ability to

DESIGN
MANUFACTURE
AND
PROVIDE SERVICE
to customers
anywhere in the world

To Our Shareholders: In addition to reporting the past year's results, our 2004 annual report focuses on what it means to be global—the competitive advantages it gives Molex in serving customers, as well as the constant challenges it presents.

Molex is one of the most global companies in our industry. We have a long-established global presence, global information and technical systems and, most importantly, a global team of more than 21,000 employees. We can design a product anywhere in the world, manufacture it anywhere in the world and service that product anywhere in the world. We do this every day.

Another indicator of a global company is the ability to leverage best practices throughout the organization. This, too, is something we do every day, sharing design expertise, manufacturing cost advantages and supply chain flexibility.

How does this global strength benefit our customers? They can rely on Molex to service their needs completely, wherever they want to design their product, wherever they require sales support, wherever they choose to expand or move their manufacturing over time.

Most of all, being global has helped Molex offer customers more during a time of less and emerge from the industry's longest and toughest downturn stronger than ever.

Financial Highlights

For the year ended June 30, Molex achieved sales of $2.25 billion, increasing 21.9% from the previous year. Our momentum was tangible, as sales edged progressively higher each quarter. Net income for fiscal 2004 was $176.0 million, up 107.2% from the prior year. Net profit on sales was 7.8%.

To dramatically cut costs during the three-year recession, we made very difficult decisions to reduce staff, decrease salaries and impose a moratorium on raises and bonuses. As business improved, we were able to give modest salary increases and appropriate bonuses. We are delighted to resume our more normal way of operating and rewarding outstanding performance.

At the same time, those added expenditures—coupled with unexpected major increases in raw materials costs—have delayed reaching our goal of once again achieving 10% net return on sales. But we are getting close!

All in all, our 2004 results highlight the resiliency, vitality and underlying strength of our company as a whole and our employees individually. Our people played a critical role in ensuring Molex remained profitable throughout the downturn and are doing so today as we move toward our traditional profit level.

With no sizeable debt and one of the strongest balance sheets in the industry, we never stopped investing in the future of Molex. We continued to aggressively fund development of new products and technologies, facilities and capital equipment. We enhanced the capabilities of our global information system and added functionality focused on strengthening our relationships with our customers and suppliers. We also expanded our training and performance support around the world.

Our investments paid off. Sales and profits grew faster than the connector industry average in 2004, and we captured additional market share in each of our core industries. Most importantly, we continued to meet the needs of our customers on a global basis.

We believe Molex shareholders are the ultimate beneficiaries of our ongoing reinvestment in operations, pragmatic business strategy and broad customer base and geographic reach. Our stock buyback of 2.7 million shares in 2004 further underscored our commitment to increasing shareholder return.

Regional Performance

Americas

A recovering economy, strong consumer confidence, modest corporate infrastructure spending and new business from all sectors led the region to a 7% increase in sales.

Our industrial business, which includes factory automation and non-automotive transportation such as marine, trucking and locomotive applications, exhibited double-digit growth for the third consecutive year. Sales through distribution also experienced double-digit increases, as did integrated products. We expanded our Integrated Products Division during the year, working closely with contract and original equipment manufacturers to provide complete subassemblies. Our focus is on opportunities that leverage our design expertise and Molex connector content.

After the telecommunications bubble burst, we repositioned our fiber optics products to a broader customer base. That move has spurred sales to the networking, storage, industrial, medical and aerospace markets.

Automotive remained essentially flat for the year, despite many new product wins. Lengthy lead times in that industry mean we cannot expect to see revenues from those wins for two or three years.

SALES BY REGION



30.5%	Americas	$686.1 Million
27.8%	Far East South	$623.6 Million
22.2%	Far East North	$499.3 Million
17.1%	Europe	$385.1 Million
2.4%	New Ventures	$52.6 Million

Our outlook for the Americas is bright. Consumer and corporate spending should continue to buoy sales. Steady attention to expanding our customer roster and the markets we serve should bring additional opportunities and revenue in the coming year.

Far East North *Japan and Korea*

This region is in the midst of a robust economic recovery after a difficult decade. Sales advanced 22% in U.S. dollars and 14% in local currencies.

In Japan, vigorous activity in consumer and data-related industries contributed to the growth, with appliances and digital home equipment such as flat screen and plasma TVs leading the way. We increased sales for semiconductor test equipment and industrial automation. Integrated products, made in our support facility in China, also were strong sellers.

We expanded our relationships with major Japanese and Korean automakers during the year. Although sales accelerated, this is a market in which we have low penetration—a situation we are determined to change.

In Korea, we achieved double-digit overall growth, mainly from digital media and broadband applications, particularly TVs, camcorders and mobile phones.

Molex Japan's global leadership in digital and miniaturization technology should ensure continued growth in all industries we serve. Our Korean operations expect to boost market share through increased Molex content in cell phones; automobiles; industrial equipment; and heating, ventilation and air conditioning systems.

Far East South *Singapore, Malaysia, China, Thailand, Taiwan and India*

Our fastest growing region produced excellent results. Sales increased 36% in U.S. dollars and 34% in local currencies.

The biggest drivers of this growth were American, European and Japanese companies that continued to move production to China. This was especially true for manufacturers of consumer electronics and cell phones.

We saw expansion in the region's longtime key markets—computers, storage systems and consumer electronics—as well as in integrated products. We enhanced our integrated products capabilities to offer customers an even broader range of complete subsystems incorporating Molex interconnects. In addition, demand for our automotive products increased rapidly.

Our manufacturing facilities in Singapore, Malaysia, India and Thailand, along with six plants in China, enabled us to meet the requirements of multinational corporations transferring to the region. Similarly, our design centers in Singapore, Shanghai and Taiwan continued to serve both transplanted and local companies. During the year, we expanded our precision tooling center in India, which helps the entire Molex organization provide rapid, cost-effective turnaround on customer new product requests.

With an established presence in the fastest expanding markets in the world and the ability to fulfill this demand on a low cost basis, we expect double-digit growth for the region again in 2005.

USE OF NET REVENUE



29.0% ■ Materials

27.3% □ Wages, Salaries and Benefits

22.8% ■ Operating Expenses

10.2% ■ Depreciation and Amortization

2.9% ■ Income Taxes

7.8% □ Net Income

Europe

With recession still gripping much of Europe, our growth, although modest, was hard won. Sales improved 32% in U.S. dollars and 17% in local currencies. Most currencies, especially the euro, remained strong against the dollar.

The region continued to be affected by the migration of customer manufacturing to Asia. This definitely was the case with our formerly strong telecom business, which has joined the computer industry in lower cost areas. Fortunately, between our extensive operations in Slovakia and Poland—including integrated products services—and our global manufacturing capabilities, we were able to retain these Molex customers regardless of where they relocated.

In Europe, we have focused on two important markets not as affected by the exodus—automotive and industrial, including instrumentation and medical electronics. Through our recent acquisition of France-based Connecteurs Cinch SA, we doubled our share of the European automotive marketplace, and automotive became one of the region's top sales generators. In the acquisition, we gained both products that complement our own offerings and relationships with major French automakers.

With European economic recovery expected to begin in the coming year, we anticipate more opportunities for our automotive, industrial and integrated products. We believe increased demand for subassemblies will grow our integrated products sales at more than twice the rate of connector sales.

Opportunity Tempered by Challenges

Revitalized Markets

Overall, our markets are improving, some faster than others. An area of great strength for us is consumer electronics, which reflects the ongoing conversion of analog to digital and the public's thirst for portable, multifunctional devices.

In automotive, increased electronic content in vehicles is creating additional opportunities for connector sales. Molex content also is on the rise in cell phones and other handheld devices. Unit volume growth is slower than in previous years, but we are increasing our share by providing antennas and keyboards, as well as connectors for new functions such as cameras and color screens.

Computer sales are once again on the upswing after years of businesses' delaying replacement. And, after two years of inertia, telecom infrastructure spending is slowly moving in a positive direction.

We also continue to build our position in the world's industrial markets, including instrumentation, medical electronics and factory automation, supplying both connectors and complete subassemblies. Integrated products now generate 21% of total Molex sales, with the potential to expand in virtually all our core customer industries, as well as open doors to new markets.

SALES BY INDUSTRY


29% Computer
21% Consumer
20% Telecommunications
17% Automotive
9% Industrial
4% Other

Costs

We are working vigorously to improve our gross margins. However, cost increases for our raw materials, especially copper and gold, are challenging our efforts. We also are countering price pressure by boosting productivity, not just in our factories, but also in every aspect of operations. For example, we are using our global systems to better manage growth, identifying qualified opportunities with greater precision and converting them to orders more rapidly. As a result, we expect to reduce our Selling, General and Administrative expense as a percent of sales, which we believe is still too high at its present level of 24.7%.

Today, 40% of our global manufacturing capacity is in low cost countries, double what it was just four years ago. It should be noted, however, that although we use low cost sites predominantly for labor-intensive operations, we will continue to rely on our factories in higher cost locations where automation is practical or proximity to the customer is necessary.

Lastly, for the first time in 20 years, we recently instituted a 3% to 5% price increase for most of our customers.

Bench Strength

In keeping with Molex's corporate succession plan, we are building our senior management ranks, most often promoting from within, but recruiting outside Molex as need warrants.

In 2004, we welcomed Diane Bullock to Molex as Corporate Vice President, Treasurer and Chief Financial Officer. She succeeds Bob Mahoney, who transferred to Singapore as Corporate Executive Vice President and President of our Far East South region.

Bob replaced Jim Fleischhacker, who returned to Lisle as Corporate Executive Vice President responsible for our global functional groups.

In our Far East North region, Katsumi Hirokawa was promoted to President of Molex Japan. Dave Root was appointed Regional Vice President of newly combined Americas sales and marketing, and Liam McCarthy was promoted to Regional Vice President in charge of European manufacturing. These are just a few of the hundreds of recent promotions and transfers within Molex.

Cautious but Confident

As the world's second largest connector company—and with only 8% share of the $28.3 billion industry—we have great upside potential in all markets we serve, even those in which we already have a strong position. On top of that, we have just begun to tap major opportunities in the $30 billion market for integrated products. As a result, we have no need to stray outside our core business to meet our growth objectives.

Nor will we buy our way there. Our approach is to build on our own synergies and not depend on acquisitions. We believe that most connector companies for sale do not add state-of-the-art products to our catalog or enhance Molex's ability to design anywhere, manufacture anywhere and service customers anywhere.

Although most economies have recovered faster than we anticipated, we remain careful in our outlook. For fiscal year 2005, we expect Molex to achieve sales growth of 16% to 19%. These results would yield earnings per share of $1.24 to $1.34, a 35% to 45% increase over 2004.



J. Joseph King
Vice Chairman and
Chief Executive Officer



Martin P. Slark
President and
Chief Operating Officer



Fred A. Krehbiel
Co-Chairman
of the Board



John H. Krehbiel, Jr.
Co-Chairman
of the Board

Is the current recovery in technology real or shaping into another bubble?

JK: I believe the recovery is genuine based on patterns we have seen so far. That belief stems from the fundamental premise that all economic activity is traceable to the consumer. Looking at Molex's four regions, we believe consumer spending—which has held up strongly in the U.S.—will continue, driven somewhat by tax benefits and provided interest rates do not rise too quickly. In Europe, consumer spending is enhanced by two factors—a slight improvement in the economy and the underlying strength of the currency. Japan is enjoying the most vigorous economic activity in a decade, and overall Asian consumption continues to grow at a very rapid clip.

Turning to business spending, the recovery in the U.S. is modest but improving, and inventory in the supply chain is at historically low levels. Finally, the technological factors that drive the industry are in many cases positive—ongoing conversion from analog to digital in consumer products; relentless growth in demand for storage, servers and bandwidth to support information and communications; continued "electronification" of the automobile; and increased use of electronics in industrial and medical applications. We participate in each of these segments and expect to grow in all of them.

However, I caution that current short-term growth rates are stronger than can be sustained over a long period and will return to more realistic levels. But there is little reason to fear another collapse.

As Molex revenue approaches its previous peak level, do you expect similar results on the bottom line?

MS: We are committed to meeting our traditional 10% net profit goal in fiscal 2005. We believe, however, that there will be some changes in our income statement. We do not expect our gross margins to be any higher than approximately 37%. There are two reasons for this—the pricing pressure we are experiencing globally and the fact that a greater percentage of our revenue is coming from integrated products, which typically have lower margins. We expect to offset this reduction in gross margins by continuing to trim our SG&A. We believe we can do this by improving our productivity through the use of our global information system.

What benefits are you reaping from your global information system?

JK: The two primary motivations for installing an integrated information infrastructure were to better serve customers and to better conduct operations so we could reduce costs. We can cite numerous instances of how our global system has contributed to both objectives. For example, about 70% of our customer transactions touch at least two Molex regions of the world. An order might be received in one region and the product delivered in another, we might manufacture the product in one region and deliver it in another, it might be developed in one, manufactured in another, etcetera in various combinations.

Without our global integrated system, we would have great difficulty providing crisp, precise information to customers. We need global visibility on orders, shipping, pricing contracts, terms and conditions, consignment inventory and everything else critical to providing seamless service to customers on a worldwide basis. Our system gives us these capabilities. Our top global customers represent 50% of our revenue, and we serve each of them in all regions of the Molex world.

From an operational perspective, our system has enabled us to improve our inventory management, on-time delivery performance, forecasting and capacity



planning. The system also provides a platform for responding to global quality issues. And, with the advent of Sarbanes-Oxley, it has given us another advantage: an extremely robust, integrated and reliable backbone for our internal control systems and a highly cost-efficient means of monitoring and managing these systems.

Is Molex's financial strength an advantage in gaining market share?

JK: Unequivocally, yes. Our financial strength has meant that we have been able to invest consistently and deeply in developing a stream of new products. This has been especially important over the past three years, when many of our smaller competitors have not had the resources to do the same. Now, as we are emerging from the downturn, we can expect to take market share at an accelerated pace.

Many of our global customers are reducing their supply base, moving to few suppliers. One key selection criterion they use is financial strength, as well as technological expertise and global presence. In addition, certain industries such as automotive require heavy investment in product and process development up to three years before any revenue stream occurs, so only the financially robust can compete.

How significant a role will China play in Molex's future?

MS: China is very important to our future. Molex invested in China in the 1980s and we have a very strong presence there now. We believe China will eventually become the largest connector market in the world, and Molex will be a market leader there.

We manufacture products in our Chinese plants for local companies that export their end products globally and those that sell within China. We also supply our China-made products to customers elsewhere around the world. We see China as both a manufacturing base and a key market.

Which end-market segments will be most attractive to Molex in the next two to five years?

MS: Molex has broad market coverage. With our ongoing investments in R&D, we believe we can continue to expand our market share in all segments. Looking specifically at the next two to five years, we think the most growth for us will come from digital consumer electronics applications, especially for our microminiature connectors; expanding content in automotive vehicles; and the industrial sector, with particular focus on automation applications and medical electronics.

What is your acquisition strategy?

JK: Molex's acquisition strategy is defined as much by what we are not as by what we are. We do not pursue a strategy as a conscious consolidator or for the purpose of simply acquiring share. We do it based on specific targeted segments and specific pieces of technology. We have identified a number of segments that are of interest to us and continue to search for opportunities within them.

In addition, we sometimes find generic technologies or products in the hands of small companies that do not have the ability to take them to market. We can commercialize these technologies more quickly than if we tried to develop them internally.

Our strategy is not always based on taking over companies. Often we enter into partnerships, make equity investments in small companies or fund teams outside Molex to develop products or solutions we do not have the in-house capability to address.

"Our financial strength has meant that we have been able to invest consistently and deeply in developing a stream of new products."

株主の皆様へ（抄訳）

2004年6月30日に終了した会計年度にモレックスは、前年を21.9%上回る22.5億ドルの売上を達成しました。純利益も前年比107.2%増加の1億7,600万ドルとなり、売上高純益率は7.8%に改善しました。

モレックスとその従業員は、強さと変化への柔軟な対応力を兼ね備えています。3年に及ぶ景気後退時にモレックスが利益を確保できたのも、また景気が回復してきた今日、伝統的な企業目標である10%の売上高純利益率を再度回復できそうなのも、彼らの尽力によるところが大きいと認識しています。

地域ごとの業績

米州地域：景気回復と各事業分野における新規案件の獲得が寄与し、売上は7%伸長しました。

自動車を除く輸送機器とFA/工作機械向け製品を扱う産業機器事業は、3年連続で2桁の成長を達成しました。また、システム製品事業と代理店販売事業も同じく2桁の伸びを見せました。今後も更にお客様との関係を密にし、モレックスの誇る設計・開発力と豊富なコネクター製品を活かしたサブアセンブリー品の開発を進めていく所存です。

光製品事業については戦略を若干見直し、ネットワーク機器、ストレージ機器、産業機器、医療機器、宇宙・防衛機器など、対象とする市場に幅を持たせました。自動車機器事業は、新規案件獲得数こそ伸びましたが、売上は昨年と同水準にとどまりました。

新規顧客/新規市場の更なる開拓が期待できることから、本地域の先行きは明るいものと予想しています。

極東北部地域：10年近い低迷期を脱しようやく景気回復が本格化してきた本地域では、米国ドル建で22%、現地通貨建で14%売上が伸長しました。

日本の成長を支えているのは、民生機器とデータ通信機器、特に白物及びデジタル家電製品です。当社の場合、半導体テスト装置やFA/工作機械向けの売上も増加しました。中国工場で主に生産しているシステム製品の伸びも堅調でした。テレビやカムコーダー、携帯電話向けの受注が好調だった韓国モレックスも2桁の売上成長を達成しました。重点市場に位置付けている自動車については、日本及び韓国の自動車メーカーとの関係を一層信頼の厚いものとし、シェアアップを図っていきます。

デジタル機器向け製品の開発及び軽少短薄化の分野で当社をリードする日本モレックスは、その技術力を活かし今後も成長を継続することと確信しています。韓国モレックスも、携帯電話や自動車、FA/工作機械向けの売上を更に伸ばすものと期待しています。

極東南部地域：当社において最も成長を加速させている本地域の売上は、米ドル建で36%、現地通貨建で34%上昇しました。中国に生産を移管したアメリカやヨーロッパ、日本の企業、とりわけエレクトロニクス機器メーカーと携帯電話機メーカーからの引合いが事業拡大を牽引しています。自動車、コンピューター、ストレージ、エレクトロニクスの各市場で売上を伸ばし、システム製品の開発・供給能力も増強しました。

シンガポール、マレーシア、インド、タイ、そして中国にある当社の生産拠点は、本地域に生産を移管しているグローバル企業のニーズに応える供給を行いました。同様に、シンガポール、中国（上海）、台湾にある設計・開発拠点は、海外からの進出企業と現地企業に対し、質の高いデザインを提供し続けています。また、他地域のモレックス・グループ各社にもサポートを行って いるインドの精密加工拠点を拡充しました。

2005会計年度におきましても、本地域は2桁の売上成長を達成できるものと確信しています。

ヨーロッパ地域：景気低迷にも関わらず本地域の売上は、米ドル建で32%、現地通貨建で17%増加しました。アジアや東欧諸国などへの生産移管に多大な影響を受けている本地域では、かつて活況を呈したテレコム機器すら、コンピューター機器同様、低コスト操業が可能な地域への移管が進んでいます。しかしモレックスは、スロバキアやポーランドを含め世界各地に生産拠点を構えているため、お客様の生産移管先でも変わらぬ製品供給が可能です。

ヨーロッパ地域において当社は、計測機器と医療機器を含む産業機器、及び自動車機器の2市場を重点分野に位置付けています。フランスに本拠を構えるConnecteurs Cinch SA社を昨年買収しましたが、これにより当社のマーケットシェアは倍増し、自動車機器事業はいまや本地域の稼ぎ頭となっています。

2005年には、本地域でも景気回復が始まると予想していますが、そうなれば必然的に、自動車、産業機器、システム製品の各市場でより多くの引合いを獲得できるようになるでしょう。

成長の機会と克服すべき課題

現在あらゆる市場の業況が改善に向かっています。特にエレクトロニクス機器市場は、アナログからデジタルへの移行に消費者の携帯多機能機器に対するニーズの高まりが伴って、隆盛の勢いとなっています。自動車の電装化もコネクターには追い風です。携帯電話出荷台数の伸びは昨年ほどではありませんが、アンテナ、キーボード、カメラ・LCD向けコネクターなど、取り扱う品種を増やすことにより同市場におけるシェアを拡大しています。コンピューターとテレコム機器に対する企業の設備投資は、徐々に回復していくものと予想しています。産業機器市場においては、コネクターとサブアセンブリーの両製品を供給することで優位性をアピールしていきます。システム製品は全売上の21%を占めています。

一方、粗利益率を改善する努力も続けられています。材料価格の高騰と価格競争の激化はマイナス要因ですが、あらゆる業務の効率を向上させることで、マイナス分を補い余り得る成果を上げています。昨年度、売上に占める販売費及び一般管理費の割合は24.7%でしたが、業務効率アップにより次期はこの数字が低下した形で現れるでしょう。

現在私どもの生産拠点の40%は、低コスト操業地域にあります。労働集約的な生産に適したこれらの工場は、4年前に比べ倍の数に増えています。しかし、だからといって操業コストの高い工場を使わなくなるという意味ではありません。地理的にお客様と近い場所に位置し、自動化が進んでいる生産拠点は引き続き重要な役割を担います。

また先ごろ当社は、ほとんどのお客様に対し3～5%の範囲で値上げを実施しました。これは過去20年間で初めてのことです。

私どもは2004年度も経営陣の異動を行いました。まず、新任のコーポレート財務担当副社長としてダイアン・ブロック女史を迎えました。前任のボブ・マホーニーは、コーポレート上級副社長（兼）極東南部地域社長としてシンガポールに異動しました。前極東南部地域社長のジム・フライシュハッカーは、コーポレート上級副社長として米国本社に戻りました。

慎重な楽観

283億ドル規模のコネクター業界において当社は第2位を占めていますが、そのシェアはわずか8%に過ぎません。これはつまり、成長の余地が多分に存在するということを示しています。当社はまた、300億ドル規模と言われるシステム製品市場にも参入を始めたばかりです。

2005会計年度の当社業績について、売上は16～19%、また1株あたり利益は35～45%の範囲で上昇すると見込んでいます。


J・ジョセフ・キング
取締役副会長 兼
最高経営責任者


マーティン・P・スラーク
社長 兼
最高執行責任者


フレッド・A・クレビエル
取締役共同会長


ジョン・H・クレビエル Jr.
取締役共同会長

ジョー・キング&マーティン・スラークによる一問一答

ハイテク業界の回復は本物と見ていますか？それともまたバブルを形成するのでしょうか？

ジョー・キング（以下JKと略す）：これまでの数字を見る限り、景気の回復は本物だと思います。その根拠となるのは、消費こそ経済活動の原動力、という経済の大原則です。モレックスが展開している4つの地域では、揃って消費が活発化しています。アメリカは、減税の効果や低金利により、消費が大きく上向いています。ヨーロッパも、景気の緩やかな回復に加え、通貨（ユーロ）の強さに下支えされています。アジア地域についても、過去10年間で最高の伸びを見せている日本を筆頭に、各国とも急速な勢いで成長を続けています。

次に企業の設備投資ですが、米国では緩やかながらも着実に回復を示しています。また、流通在庫は、過去最低の水準で推移しています。最後に、デジタル家電の隆盛、通信のブロードバンド化に伴うサーバー/ストレージ需要の増大、自動車における電装化および工業/医療機器分野におけるエレクトロニクス化の進展など、技術革新による業界の活性化があげられます。当社ではこれらの分野に積極的な販売促進を行い、シェアアップに努める所存です。

しかし、現在当社が示している大幅な伸びは短期的なもので、中・長期的には成長率がやや下がってくるものと予想しています。とはいえ、業績が急速に悪化するリスクは非常に低いと確信しています。

モレックスの売上高は過去最高の水準に近づいていますが、利益についても同様の結果を期待していますか？

マーティン・スラーク（以下MSと略す）：伝統としている「10％以上の売上高純利益率」という企業目標を、2005会計年度においても達成するよう努力していますが、約37％と伸び悩む粗利益率がネックとなっています。価格競争の激化と、利幅が少ないシステム製品の売上増、という2つの要因が関係しているのですが、グローバル情報システムの活用で生産性の向上を図り、販売費および一般管理費を削減して相殺する所存です。

「グローバル情報システムの活用」とは具体的にどのようなことですか？

JK：この統合基幹情報システムを導入した主な動機は、カスタマーサービスの向上とオペレーションの効率化によるコスト削減です。活用例は数多くあげられますが、1例として複数のリジョンが取引に関わるケースをご紹介します。モレックスでは、全体の約70％の取引が、複数リジョンにまたがって処理されます。あるリジョンで開発した製品を、別のリジョンで受注し、そのまた別のリジョンで生産した製品をまた別のリジョンに出荷する、などという場合です。

当社はサプライヤーとして、受注、出荷、価格、取引契約、在庫等々、取引をスムーズに進める上で必要な情報を把握し、またお客様に提供する義務を負っています。当社の売上の約50％は主要顧客によるものですが、世界中に拠点を持つそのようなお客様に対してタイムリーに正確な情報を提供するためには、グローバルに統合された情報システムが欠かせません。

オペレーションへの活用という面では、在庫管理や納期遵守率の改善、需要予測および生産計画の策定などがあげられます。また、品質問題に対応するためのグローバル・プラットフォームとしても機能しています。米国企業改革法（Sarbanes-Oxley法）の施行に伴い、米国会計基準に従う各企業はコーポレート・ガバナンスと内部統制制度の整備が求められるようになりましたが、そのような社内システムを監督・管理する堅牢かつ高信頼性の基幹システムとしてもグローバル情報システムは利用されています。

シェア競争を勝ち抜く上で、強固な財務基盤が大きな強みとなるのではないですか？

JK：おっしゃる通りです。健全な財務体質を維持することにより、新製品開発に継続的かつ重点的な投資を行うことができます。これは、経済環境の厳しかった過去3年間において、私どもより規模の小さい競合メーカーでは成し得なかったことです。その時期に蒔いた種が成長してくれれば、景気回復の波に乗り、加速度的なペースでシェアを拡大することができます。

お客様の多くは調達活動の効率化のためサプライヤーの絞込みを始めています。その際基準となるのは、技術力とグローバル展開、そして財務の健全性です。また、自動車を含むいくつかの市場向けのコネクターは、開発が開始されてから実際に収益を生み出すまで3年以上かかることがあります。その間の開発費用をまかなえるだけの十分な資金力があって初めて競争に参加できるのです。

モレックスにとって今後中国はどのような位置付けになるのでしょうか？

MS:成長を続けていく上で中国はとても重要な役割を果たします。1980年代に初めて進出して以降、当社は同地における拠点の拡充に努めて参りました。いずれ中国は世界最大のコネクター市場になると予測していますが、モレックスはそこでもマーケットをリードする存在になるでしょう。

当社の中国工場は、主に、中国国内外に商品を出荷する現地セットメーカー様向けにコネクターを生産していますが、他国のお客様にも製品を供給しています。中国は私どもによって、一大生産地であるだけでなく重要な市場でもあると認識しています。

これからの2～5年で最も成長が期待できる市場は何でしょうか？

MS：モレックスは幅広い市場に製品を供給していますが、研究開発に継続投資することで、全ての市場においてシェアを増加させることができると確信しています。ここ2～5年ということであれば、小型狭ピッチコネクターの需要増が見込めるデジタル民生機器、電装化が進む自動車が収益に大きく貢献するでしょう。また、FA/工作機械や医療機器などの工業機器市場を重点的に開拓する所存です。

どのようなM&A戦略をお持ちですか？

JK：モレックスのM&A戦略には、成長に対する企業としての考え方が反映されています。当社は、買収や株の取得を、単なる業容拡大のための手段とは考えておりません。成長が期待できる市場や技術を十分にリサーチし、狙いを定めます。既にターゲットとして絞り込んでいる市場がいくつかありますので、その中で引き続き買収案件を探していく所存です。

加えて、独自の製品や技術を持っていながらも、諸所の事情により販売にまで至らないような小規模企業も、買収対象に含めています。彼らの技術を応用することで、自社で開発するよりも迅速に商品化することが可能だからです。

また、企業買収が常に最善の方策とは限りません。そのため、業務提携や、小規模企業への資本参加も度々行っています。さらに、自社ではなかなか手が出しにくい製品や技術に取り組んでいる研究グループに資金を提供することもあります。

CONVERSACIÓN CON JOE KING Y MARTIN SLARK

¿Es real la recuperación actual del sector tecnología, o se está formando otra burbuja?

JK: Creo que se trata de una auténtica recuperación, basado en las pautas que hemos visto hasta el presente. Esta convicción surge de la premisa fundamental de que toda la actividad económica se remite en última instancia al consumidor. Al considerar las cuatro regiones de Molex, pensamos que continuará la tendencia de los gastos de consumo, que se han mantenido sólidamente en los EE.UU., impulsados en parte por beneficios impositivos, y siempre que no aumenten demasiado rápido las tasas de interés. En Europa, los gastos de consumo se aumentan gracias a dos factores: una ligera mejora de la economía y la solidez subyacente de la moneda. Japón está disfrutando de la actividad económica más vigorosa de toda una década, y el consumo general asiático sigue creciendo a un ritmo muy rápido.

En cuanto a los gastos empresariales, la recuperación de EE.UU. es modesta pero va mejorando y las existencias de la cadena de distribución se encuentran en niveles históricamente bajos. Por último, los factores tecnológicos que impulsan a la industria son, en muchos casos, positivos—continúa la conversión de analógico en digital en los productos de consumo; crecimiento incesante de la demanda de almacenamiento, servidores y ancho de banda en apoyo de la información y las comunicaciones; sostenida "electronificación" del automóvil; y mayor uso de dispositivos electrónicos en aplicaciones industriales y médicas. Participamos en cada uno de estos segmentos y prevemos crecer en todos ellos.

Sin embargo, advierto que las tasas de crecimiento a corto plazo son actualmente más fuertes de lo que se puede sostener a largo plazo y volverán a niveles más realistas. Pero no se justificaría temer otro colapso.

A medida que los ingresos de Molex se acercan a su nivel máximo anterior, ¿espera esta misma similitud en los resultados finales?

MS: Nos hemos comprometido a satisfacer nuestra meta de utilidad neta de 10% en el ejercicio de 2005. Pensamos, sin embargo, que habrán algunos cambios en nuestro estado de resultados. No prevemos que nuestros márgenes brutos asciendan a más de aproximadamente 37%. Hay dos motivos de que esto sea así: la presión sobre los precios que sentimos a nivel mundial y el hecho de que un mayor porcentaje de nuestros ingresos proceden de productos integrados, que normalmente tienen márgenes más bajos. Esperamos compensar esta reducción de los márgenes brutos limitando nuestros gastos de ventas, generales y administrativos. Creemos que podremos lograrlo si mejoramos nuestra productividad mediante el uso de nuestro sistema informático global.

¿Qué beneficios recoge Molex de su sistema informático global?

JK: Los dos motivos principales de instalar una infraestructura informática integrada eran dar mejor servicio a los clientes y mejorar la ejecución de las operaciones para poder reducir los costos. Podemos citar numerosos casos de la manera en que nuestro sistema global ha fomentado ambos objetivos. Por ejemplo, alrededor del 70 por ciento de nuestras transacciones con clientes tocan al menos dos regiones de Molex en el mundo. Podría recibirse una orden de compra en una región y el producto entregarse en otra, podríamos fabricar el producto en una región y entregarlo en otra, podría desarrollarse en una, fabricarse en otra, y así sucesivamente en varias combinaciones.

Sin nuestros sistemas integrados globales, nos resultaría muy difícil proporcionar información nítida y precisa para los clientes. Necesitamos visibilidad global en los pedidos, envíos, contratos de precios, términos y condiciones, existencias en consignación y todo lo demás que es esencial para prestar un servicio impecable a los clientes a nivel mundial. Nuestro sistema nos proporciona estas capacidades. Nuestros principales clientes mundiales representan el 50 por ciento de nuestros ingresos, y atendemos a cada uno de ellos en todas las regiones del mundo de Molex.

Desde una perspectiva operativa, nuestro sistema nos ha permitido mejorar nuestra gestión de existencias, ejecución de entregas puntuales, pronósticos y planificación de la capacidad. El sistema también nos presenta una plataforma para responder a cuestiones de calidad mundial. Y, con el advenimiento de Sarbanes-Oxley, nos ha dado otra ventaja: una espina dorsal sumamente robusta, integrada y fiable para nuestros sistemas de control interno y ha reducido drásticamente el costo de monitorear y administrar estos sistemas.

¿Es ventajosa la solidez financiera de Molex cuando se trata de adquirir participación en el mercado?

JK: Inequívocamente, sí. Nuestra solidez financiera nos ha permitido invertir sistemática y profundamente en el desarrollo de una corriente de nuevos productos. Esto ha revestido especial importancia en los últimos tres años, cuando muchos de nuestros competidores más pequeños no tenían los recursos para hacer lo mismo. Ahora, al salir de la baja, podemos esperar adquirir nuestra participación en el mercado a un ritmo acelerado.

Muchos de nuestros clientes mundiales están reduciendo su base de oferta, optando por un número reducido de proveedores. Un criterio de selección clave que usan es la solidez financiera, además de pericia tecnológica y presencia mundial. Asimismo, ciertas industrias, tales como la automotriz, requieren inversión intensiva en el desarrollo de productos y procesos que puede llevar hasta tres años antes de poder establecer una corriente de ingresos, de manera que sólo pueden competir las empresas financieramente robustas.

¿Qué importancia tendrá el papel de China en el futuro de Molex?

MS: China es muy importante para nuestro futuro. Molex invirtió en China en los años ochenta y ahora tenemos una presencia muy establecida allí. Creemos que, con el tiempo, China se convertirá en el mercado de conectores más grande del mundo, y Molex será un líder del mercado allí.

Fabricamos productos en nuestras plantas chinas para empresas locales que exportan sus productos finales a todo el mundo y para aquellas que venden dentro de China. También suministramos nuestros productos fabricados en China a clientes de todas partes del mundo. Consideramos a China como base de manufactura y como mercado clave.

¿Qué segmentos del mercado final serán los más atractivos para Molex en los próximos dos a cinco años?

MS: Molex tiene una amplia cobertura del mercado. Con nuestras inversiones constantes en IyD, pensamos que podemos seguir expandiendo nuestra participación en el mercado en todos los segmentos. Contemplando específicamente los próximos dos a cinco años, pensamos que nuestro mayor crecimiento provendrá de las aplicaciones electrónicas digitales para el consumidor, especialmente para nuestros conectores microminiatura; ampliación de contenido en vehículos automotores; y en el sector industrial, con enfoque particular en aplicaciones automatizadas y electrónica para usos médicos.

¿Cuál es su estrategia de adquisición?

JK: La estrategia de adquisición de Molex se define tanto por lo que no somos como por lo que somos. No perseguimos una estrategia como consolidadores conscientes o con fines de adquirir simplemente una participación. Lo hacemos basados en segmentos objetivos específicos y en piezas de tecnología específicas. Hemos identificado una serie de segmentos que nos interesan y seguimos buscando oportunidades dentro de éstos.

Además, a veces encontramos tecnologías genéricas o productos en manos de pequeñas empresas que no tienen la capacidad de llevarlas al mercado. Podemos comercializar estas tecnologías más rápidamente que si tratáramos de desarrollarlas internamente.

Nuestra estrategia no se basa siempre en adquirir compañías. A menudo formamos sociedades, realizamos inversiones patrimoniales en pequeñas empresas o financiamos equipos externos a Molex con el fin de desarrollar productos o soluciones que no podemos abordar con nuestra capacidad interna existente.

PASAJES TRADUCIDOS DE LA CARTA A LOS ACCIONISTAS

En el ejercicio concluido el 30 de junio de 2004, Molex realizó ventas por valor de US$2.250 millones, lo cual representa un aumento de 21,9% respecto del ejercicio anterior. La utilidad neta fue de US$176 millones, superando en 107,2% a la del ejercicio anterior, y la ganancia neta derivada de las ventas fue de 7,8%.

Nuestros resultados destacan la solidez y resistencia de nuestra empresa y de nuestros empleados. Nuestra gente jugó un papel decisivo para asegurar que Molex mantuviera su rentabilidad durante la recesión trianual y continúa cumpliendo esta función a medida que avanzamos hacia nuestra meta de volver a realizar un rendimiento neto del 10% sobre las ventas. ¡Nos estamos acercando!

Resultados por región

Las Américas. La recuperación económica y nuevos negocios en todos los sectores impulsaron a la región a lograr un aumento de 7% en las ventas.

Nuestras operaciones industriales, que incluyen la automatización de fábricas y transporte no automotor, arrojaron un crecimiento de dos dígitos por tercer año consecutivo. Las ventas a través de distribución y productos integrados también registraron aumentos de dos dígitos. Seguimos trabajando en estrecha relación con nuestros clientes para proporcionar premontajes completos que se concentran en nuestra pericia de diseño y en el contenido de conectores Molex.

Hemos reorientado nuestros productos de fibra óptica hacia una clientela más amplia que incluye los mercados de redes, almacenamiento, industrial, médico y aeroespacial. El sector automotriz no registró cambios durante el ejercicio, a pesar de numerosas adiciones de productos nuevos.

Nuestra perspectiva para la región es positiva, con oportunidades de agregar nuevos clientes y mercados en el próximo año.

Norte del Lejano Oriente. Esta región se encuentra en medio de una robusta recuperación económica, después de un decenio difícil. Las ventas aumentaron 22% en dólares estadounidenses y 14% en monedas locales.

En Japón, las industrias de consumo y relacionadas con datos contribuyeron al crecimiento, especialmente en los rubros de electrodomésticos y equipos digitales para el hogar. También aumentaron las ventas de equipos de prueba de semiconductores y de automatización industrial. Los productos integrados, fabricados en nuestra instalación de apoyo en China, también se vendieron muy bien. En Corea, logramos un aumento de dos dígitos en el total de ventas, registrándose el mayor crecimiento en televisores, videocámaras y teléfonos móviles. Ampliamos nuestras relaciones con los fabricantes de automóviles japoneses y coreanos y estamos resueltos a incrementar nuestra baja penetración en este mercado.

Con miras al futuro, el liderazgo global de Molex Japón en tecnología digital y de miniaturización seguramente tendrá un crecimiento ininterrumpido. Nuestras operaciones coreanas están previstas para incrementar el contenido de Molex en teléfonos celulares, automóviles y equipos industriales.

Sur del Lejano Oriente. En nuestra región de crecimiento más rápido, las ventas aumentaron 36% en dólares estadounidenses y 34% en monedas locales. El mayor volumen de operaciones se debió a empresas estadounidenses, europeas y japonesas que trasladaron su producción a China, especialmente para artículos electrónicos de consumo y teléfonos celulares. Aumentaron nuestras ventas en los rubros automotor, computadoras, sistemas de almacenamiento y artículos electrónicos de consumo y ampliamos nuestras capacidades en productos integrados.

Nuestras plantas manufactureras en Singapur, Malasia, la India, Tailandia y China nos permitieron satisfacer los requisitos de las corporaciones multinacionales que se trasladan a esta región. De manera similar, nuestros centros de diseño en Singapur, Shanghai y Taiwán siguieron dando servicio tanto a empresas trasplantadas como locales. Ampliamos nuestro centro de maquinado de precisión en la India, que sustenta toda la organización de Molex.

Para 2005, prevemos que la región logrará otro incremento de dos dígitos en las ventas.

Europa. A pesar de la recesión, las ventas registraron un aumento superior al 32% en dólares estadounidenses y de 17% en monedas locales. La región siguió afectada por el traslado de clientes fabricantes a Asia y Europa Oriental. Nuestra unidad de negocios de equipos de telecomunicaciones, que gozara de gran solidez en el pasado, se unió a la industria de computadoras en áreas de costos más bajos. Sin embargo, con nuestras extensas capacidades manufactureras mundiales, incluidas las operaciones de Eslovaquia y Polonia, logramos retener a los clientes de Molex después de sus traslados.

En Europa nos hemos concentrado en dos mercados: automotriz e industrial, y esto incluye instrumentación y aparatos electrónicos para uso médico. A través de nuestra reciente adquisición de Connecteurs Cinch SA, con sede en Francia, duplicamos nuestra participación en el mercado automotriz europeo, y este sector industrial resultó ser uno de los generadores de ventas más grandes de la región.

Frente a la recuperación económica que se anticipa que comenzará en 2005, prevemos más oportunidades para nuestros productos automotrices, industriales e integrados.

Oportunidades y desafíos

Todos nuestros mercados están mejorando, especialmente los artículos electrónicos de consumo, lo cual refleja la continua conversión de analógico a digital y el deseo del público de poseer dispositivos multifuncionales portátiles. El mayor contenido electrónico de los vehículos está creando oportunidades adicionales para las ventas de conectores. El crecimiento volumétrico de la unidad de teléfonos celulares es más lento que en años anteriores, pero estamos aumentando nuestra participación al proveer antenas, teclados y conectores para cámaras y pantallas a color. Los gastos de infraestructura de computadoras y telecomunicaciones se están reconstruyendo lentamente. También seguimos ampliando nuestra posición en los mercados industriales mundiales, en los que suministramos conectores y premontajes. Los productos integrados generan actualmente el 21% del total de ventas de Molex.

Estamos trabajando para mejorar nuestros márgenes brutos. Sin embargo, los aumentos de costo de las materias primas dificultan nuestros esfuerzos. También estamos superando la presión sobre los precios al mejorar la productividad de todas nuestras operaciones. Consecuentemente, esperamos reducir nuestro rubro de Gastos de Ventas, Generales y de Administración, como porcentaje de las ventas, que consideramos es demasiado elevado al situarse en 24,7%.

Hoy, el 40% de nuestra capacidad manufacturera mundial se encuentra en países de bajo costo, el doble de lo que era hace tan sólo cuatro años. Cabe hacer notar, sin embargo, que aunque utilizamos sitios de bajo costo principalmente para las operaciones de alto insumo de mano de obra, seguiremos dependiendo de nuestras fábricas en lugares de más alto costo donde las condiciones de automatización son más prácticas o es necesario mantener la proximidad a los clientes.

Asimismo, por primera vez en 20 años, aumentamos recientemente los precios en 3% a 5% para la mayoría de nuestros clientes.

En 2004 seguimos formando nuestro equipo directivo superior. Recibimos a Diane Bullock como Vicepresidenta Corporativa, Tesorera y Directora Financiera. El Director Financiero anterior, Bob Mahoney, se trasladó a Singapur como Vicepresidente Ejecutivo Corporativo y Presidente de nuestra región Sur del Lejano Oriente. Bob reemplazó a Jim Fleischhacker, quien regresó a Lisle como Vicepresidente Ejecutivo Corporativo a cargo de nuestros grupos funcionales mundiales.

Prudentes pero con confianza

Como segunda compañía de conectores más grande del mundo —con una participación de sólo 8% de esta industria de US$28.300 millones—, vemos potencial de crecimiento en todos nuestros mercados. También recién empezamos a aprovechar oportunidades en el mercado de US$30.000 millones de productos integrados.

Para el ejercicio 2005, esperamos que Molex logre un crecimiento de las ventas de 16% a 19% y un crecimiento de la utilidad por acción de 35% a 45%.



J. Joseph King
Vicepresidente
del Directorio
y Director Ejecutivo



Martin P. Slark
Presidente y
Director de Operaciones



Fred A. Krehbiel
Copresidente
del Directorio



John H. Krehbiel, Jr.
Copresidente
del Directorio

在截至6月30日的年度內，Molex銷售額達22.5億美元，比去年同期增長了21.9%。淨收益達1.76億美元，比去年高出107.2%，而且銷售淨利潤高達7.8%。

這些成果充分顯示了本公司及全體員工實力與應變能力。在爲期三年的經濟蕭條期，本公司的員工爲使Molex保持盈利狀態發揮了關鍵作用。如今，本公司正繼續朝著銷售淨利潤率重新達到10%的目標努力。勝利就在眼前！

各區域的業績

美洲。經濟復蘇以及各部門的新業務使該地區的銷售額增長了7%。

本公司的工業部門（包括工廠自動控制及非汽車運輸）連續三年保持兩位數的增長。分銷額和整合產品銷售額也實現了兩位數的增長。本公司將繼續與客戶密切合作，提供體現本公司設計特長與Molex連接器技術的全套組件。

本公司將自己的光纖產品重新定位，面向更爲廣闊的客戶群，其中包括網路、存儲器、工業、醫療以及航空市場。雖然許多新型產品獲得了成功，但是汽車業今年卻未見起色。

本公司對該地區的前景持樂觀態度，因爲明年有機會增加新客戶和新市場。

遠東北區。該地區的經濟在經歷了十年蕭條之後，目前正處於強有力的復蘇之中。銷售額以美元計算增長了22%，以當地貨幣計算則增長了14%。

在日本，消費者以及與數據有關的行業的需求，尤其是對家用電器與數碼家庭設備的需求，對促進經濟增長發揮了作用。本公司在半導體測試設備及工業自動化設備方面的銷售額也得到增長。在中國輔助工廠生產的整合產品銷路同樣旺盛。在韓國，本公司實現了銷售總額的兩位數增長，其中電視、錄影機與移動電話方面的增長幅度最大。此外，本公司還拓展了與日韓汽車製造商的關係，並決定進一步提高本公司目前對該市場較低的參與率。

展望未來，日本Molex在全球佔主導地位的數碼技術與小型化技術將確保業務繼續增長。本公司的韓國業務部預計將進一步提高Molex產品在手機、汽車與工業設備等領域所佔的比例。

遠東南區。這是本公司銷售增長最快的地區：銷售額以美元計算增長36%，以當地貨幣計算則增長34%。由於美國、歐洲及日本的企業將生產部門（尤其是消費類電子產品與移動電話的生產部門）遷往中國，因此使本公司業務量增加。本公司在汽車、電腦、存儲系統以及消費類電子產品方面的銷售額有所提高，並且提升了整合產品的生產能力。

本公司在新加坡、馬來西亞、印度、泰國以及中國的生產基地使本公司能夠滿足進入該地區各跨國公司的需求。同時，本公司在新加坡、上海、臺灣的設計中心也繼續爲外國公司和當地公司服務。在印度，本公司還擴展了精準加工中心，爲整個Molex公司提供支援。

預計2005年，本公司銷售額將再次獲得兩位數的增長。

歐洲。儘管出現經濟蕭條，銷售額以美元計算仍然增長了32%，以當地貨幣計算則增長了17%。該地區仍然由於客戶將生產部門遷往亞洲與東歐地區而受到影響。本公司曾經一度強大的電信業務也隨著電腦行業遷往成本較低的地區。然而，由於本公司的生產能力遍及全球（包括在斯洛伐克與波蘭的業務部門），因此得以留住遷移後的Molex客戶。

在歐洲，本公司主要著眼於兩大市場施汽車業市場和工業品市場，其中包括儀器行業與醫療電子設備行業。透過近期收購以法國爲基地的Connecteurs Cinch SA公司，使本公司在歐洲汽車市場的佔有率增加了一倍。汽車業已成爲本公司在該地區最大的銷售領域之一。

根據2005年經濟復蘇即將來臨的預計，本公司估計我們的汽車、工業及整合產品將獲得更多商機。

機會與挑戰

本公司的市場正在復蘇，尤其是消費類電子產品方面（這反映了產品繼續從類比式轉向數碼式，以及公眾更喜歡便攜式多功能設備）。車輛內的電子設備日益增加，也爲連接器的銷售帶來新機會。移動電話銷量的增幅比前幾年有所減緩，但本公司通過向錄影機及彩色顯示屏製造商提供天線、鍵盤、連接器而使市場佔有率有所提高。電腦與電信基礎設施方面的購買額呈緩慢增長狀態。通過提供連接器和組合部件，本公司仍在繼續擴展在世界工業品市場的地位。如今，整合產品的銷量已佔Molex總銷量的21%。

本公司正在不斷努力提高本公司的總利潤。然而，我們面對原材料成本增加的挑戰。本公司還努力提高各業務部門的生產力，以期克服價格上的壓力。因此，本公司預計將減少推銷、總務及管理費用；目前該項費用佔銷售額的24.7%，我們認爲這個比例過高。

目前，本公司全球製造能力的40%位於低成本國家，比四年前增加一倍。但值得注意的是，雖然本公司主要將低成本國家的工廠用於勞動密集型生產，但是本公司將繼續依靠高成本國家的工廠，因爲那裡適於採用自動化生產方法，而且有利於接近客戶。

此外，本公司最近對大部分客戶提價3%至5%，這是二十年來的第一次。

2004年，本公司繼續建設資深管理團隊。本公司已歡迎Diane Bullock就任企業副總裁、會計長兼財務長。前財務長Bob Mahoney已調往新加坡，接替Jim Fleischhacker擔任企業執行副總裁兼遠東南區總裁。Jim Fleischhacker則返回Lisle，擔任企業執行副總裁，負責全球職能團隊的運作。

謹慎而自信

本公司是世界第二大連接器公司，但僅佔該產業283億美元的全球市場的8%，因此在所有市場都有發展的潛力。本公司在銷量高達300億美元的全球整合產品市場才剛開始利用各種機會。

在2005財政年度，本公司預計Molex的銷售額將增長16%至19%，每股盈利將增長35%至45%。



J. Joseph King
副董事長兼首席執行長



Martin P. Slark
總裁兼營運長



Fred A. Krehbiel
聯合董事長



John H. Krehbiel, Jr.
聯合董事長

JOE KING及MARTIN SLARK訪談錄

目前科技業的復甦是真正的復甦，還是在形成又一個泡沫？

JK：根據我們迄今觀察到的復甦型態判斷，我認為這次是真正的復甦。這個判斷來源於所有經濟活動都可以追溯到消費者這一基本前提。從Molex四大區的狀況看，我們相信只要利率不上調過快，美國的消費支出就會持續增長，受減稅的部分推動，美國的消費支出已經強勁反彈。在歐洲，有兩個因素推動了消費支出的增長——經濟景氣略有提振以及歐元保持強勢。日本目前則是十年來經濟活動最活躍的時期，整個亞洲的消費都持續快速成長。

再看企業的支出，美國的復甦幅度雖然不大，但在不斷加速，供應鏈的存貨也處在歷史低位。此外，推動本行業發展的技術因素在許多領域也在發揮積極的作用——消費產品從模擬式向數碼式轉變；對存儲、伺服器、頻寬的需求不斷增長，以支援資訊和通訊；汽車持續「電子化」；工業及醫療應用使用電子產品越來越多。我們參與以上每個領域，因此預計在所有這些領域都會取得成長。

但是，我想提醒一下：目前短期的強勁成長速度不可能持久，會回到比較現實的速度。不過，沒有理由擔心會再次崩盤。

Molex的營收已接近以往的巔峰水平，您是否認為利潤也會取得類似的成績？

MS：我們致力於在2005財政年度實現淨利成長10%的目標。但是，我們相信公司的損益表上會有一些變化。目前預計，毛利率不會超過37%。這有兩個原因——我們在全球都面臨削價競爭的壓力，而且來自整合成品的營收比例日益增大，而整合產品的利潤率通常較低。我們的計劃是繼續削減銷售成本、綜合開銷及行政費用(SG&A)，以抵銷毛利率的下降。我們相信，通過利用我們的全球資訊系統可以提升生產力，我們能做到這一點。

全球資訊系統為公司帶來了哪些好處？

JK：安裝整合的資訊基礎設施，主要有兩個目標，一是為客戶提供更好的服務，二是改善運營效率以降低成本。為實現這兩個目標，全球資訊系統功不可沒，我們在這方面可以舉出許多實例。例如，客戶交易大約有70%至少要涉及Molex的兩個業務區。收訂單在這個地區，產品交貨是在另一個地區；產品製造在這個地區，交貨是在另一地區；產品研發在這個地區，製造是在另一個地區；諸如此類，可以有各種組合。

沒有整合的全球系統，我們就很難向客戶提供簡明準確的資訊。為了在全球範圍內向客戶提供協同無間的服務，在訂單、發貨、定價合約、條款及細則、寄售存貨和任何其他關鍵的方面，我們都需要擁有全球觀察力。全球系統讓我們擁有了這樣的能力。我們的營收有50%是來自最大的全球客戶，對每一個全球客戶，Molex的所有地區都在提供服務。

從營運的觀點看，依靠全球系統，我們改善了存貨管理、交貨的準時性、預測和產能規劃。這個系統還為處理全球品質問題提供了一個平台。另外，在Sarbanes-Oxley法案頒佈後，這個系統還帶來了另一個優勢，即：為內部控制系統提供了一個極為穩健、可靠的整合性運行中樞，基本消除了內部控制系統的監督和管理成本。

Molex的財務實力是否為擴大市場佔有率提供了優勢？

JK：毫無疑問，是優勢。我們的財務實力意味著本公司有能力保持深入的投資，研發源源不斷的新產品。過去三年中，當許多比較小的競爭對手無力保持新產品研發時，這一點顯得特別重要。現在，我們正在走出不景氣，可望加速擴大市場佔有率。

我們的許多全球客戶都在削減供應商數量，只使用少數幾個供應商。這些客戶選擇供應商的關鍵標準之一就是財務實力，另外還有技術實力和全球分佈。此外，在有些行業，例如汽車業，必須在產品和製程研發上投資長達三年之久，才能開始獲得營收，因此只有財務實力強大的公司才能參與競爭。

中國對於Molex的未來會發揮多大的作用？

MS：中國對我們的未來非常重要。Molex從1980年代起在中國投資，目前在中國已打下非常牢固的根基。我們相信中國最終將成為世界最大的連結器市場，而Molex則將成為中國連結器市場的領先者。

我們在中國的工廠為當地公司製造產品，這些公司的終端產品出口到世界各地，也在中國境內出售。我們還向世界各地的客戶出售中國製造的產品。我們認為中國不僅是製造基地，也是關鍵性的市場。

未來兩到五年內，對Molex最有吸引力的是哪些終端市場領域？

MS：Molex參與廣泛的市場領域。憑藉持續的研發投資，我們相信本公司能在所有領域不斷擴大市場佔有率。具體就未來兩到五年而言，我們認為成長最快的業務領域包括：數碼消費電子產品應用，特別是微型連結器；汽車電子化程度的擴大；以及工業領域，特別是自動化應用和醫用電子產品。

在企業收購方面遵循什麼策略？

JK：Molex的企業收購策略是既擴大已有業務，又發展新業務。我們在企業收購方面的策略不是有意擴大規模，也不僅是要擴大市場佔有率。我們收購企業是為了進入特定的目標市場和特定的技術。我們已確定了一些本公司有意進入的領域，並將不斷在這些領域尋找機會。

另外，我們有時候還收購擁有通用技術或產品、但無力向市場推出的小公司。我們有能力將這些技術迅速商業化，而如果本公司內部研發這些技術，要付出更長時間才能商業化。

我們的策略並不總是接管其他公司。我們往往採取合作方式，對小公司進行股權投資，或為非Molex的團隊提供資金，研發我們內部沒有能力研發的產品或解決方案。

2004 in Review

NET REVENUE
(in thousands of dollars)



04	03	02	01	00
$2,246,715	$1,843,098	$1,711,497	$2,365,549	$2,217,096

NET INCOME
(in thousands of dollars)



04	03	02	01	00
$175,950	$84,918	$76,479	$203,919	$222,454

NET INCOME
(as a percent of net revenue)



04	03	02	01	00
7.8%	4.6%	4.5%	8.6%	10.0%

CAPITAL EXPENDITURES
(in thousands of dollars)



04	03	02	01	00
$189,724	$171,193	$172,497	$376,300	$336,353

NET REVENUE PER EMPLOYEE
(in dollars)



04	03	02	01	00
$105,852	$106,692	$102,854	$140,430	$125,615

RETURN ON BEGINNING SHAREHOLDERS' EQUITY



04	03	02	01	00
9.3%	4.6%	4.3%	12.0%	14.8%

RESEARCH AND DEVELOPMENT
(in thousands of dollars)



04	03	02	01	00
$119,028	$116,986	$111,771	$134,637	$128,839

CUSTOMER REVENUE AMERICAS
(in thousands of dollars)



04	03	02	01	00
$686,129	$641,197	$666,272	$1,041,461	$923,520

CUSTOMER REVENUE FAR EAST NORTH
(in thousands of dollars)



04	03	02	01	00
$499,348	$407,821	$351,542	$499,265	$521,169

CUSTOMER REVENUE FAR EAST SOUTH
(in thousands of dollars)



04	03	02	01	00
$623,619	$458,819	$366,352	$389,108	$376,498

CUSTOMER REVENUE EUROPE
(in thousands of dollars)



04	03	02	01	00
$385,051	$291,039	$279,477	$378,199	$329,162

[illegible] DEVELOPMENT CENTERS IN 15 COUNTRIES

ADVANCED DEVELOPMENT GROUPS IN ALL 4 MOLEX REGIONS

ONESPACE™ SYSTEM FOR 3D COLLABORATIVE DESIGN WITH CUSTOMERS

MORE THAN 5% OF REVENUE INVESTED IN R&D EACH YEAR

DESIGN

ANYWHERE

[illegible] PRODUCTS INTRODUCED AND 568 NEW PATENTS GRANTED

MORE THAN 25% OF ANNUAL REVENUE FROM RECENTLY RELEASED PRODUCTS

[illegible] PRODUCTS ON OUR ACTIVE LIST

[illegible] OF MECHANICAL, ELECTRICAL, PROCESS, TOOLING, QUALITY AND INDUSTRIAL ENGINEERS







It's a small, small world

Molex makes many of the smallest connectors in the world. Our supermicrominiatures support customer needs for more power, more speed, more functions and lighter weight in the most compact space.

Nowhere is size more important than in the dynamic and fast growing marketplace for digital consumer electronics. Today, we lead the industry with advanced interconnection products that help pack more performance into video and still cameras, DVD players, portable music players, PDAs, mobile phones and hybrid devices that combine multiple capabilities into a single handheld unit.








HDD&DVD

Road trip

Our design centers around the world lab-test every Molex component. But we don't often get to field-test them in actual applications. Recently, however, Molex Reliability Engineers logged thousands of miles behind the wheel monitoring our automotive connectors—from engine to trunk—for thermal properties and electrical reliability. We subjected our customer's cars to commuter, highway and short-haul-delivery driving conditions in temperatures from 104° in Arizona to -40° in Manitoba. After analyzing results, we made recommendations that helped our customer improve its products.

Molex customers in many industries—from computers to telecommunications—trust our capabilities so much that they have certified our labs to conduct formal product qualifications on their behalf, including mechanical, environmental and electrical testing.





First with the latest

Molex design teams focus on the future, turning innovative ideas into first-to-market products that keep our company and our customers competitive. Through 27 development centers worldwide, we align with customers early in the process to engineer groundbreaking solutions.

Participation in international standards committees also gives us a voice in shaping the next new technologies. Our involvement often culminates in our being chosen to supply the adopted standards, generating millions of dollars in incremental revenue for Molex each year.






FastJunction

Creating opportunities

We're aggressively pursuing all avenues for growth. That includes finding additional markets for existing Molex technologies and products. In the past year, we've broadened our customer base through new opportunities in industrial, instrumentation, medical, non-automotive, security, climate control and military applications.

Brand new in 2004 is Molex at retail. We've taken a product we originally developed for manufactured housing and adapted it for the contractor and do-it-yourself market. Available nationally through hardware retailers, our easy-to-use FastJunction modular splice-and-tap kit eliminates the need to install an electrical junction box.

Global blockbusters

Each year, we create a matrix of new and soon-to-be-released product families with the broadest geographic sales potential. These global rising stars represent every major Molex product category, touch customers in all our core industries and capitalize on the design strengths of each Molex region. The current list includes MX150 sealed connector systems from the Americas for automotive and industrial uses, GigaJacks from Europe for computer networking applications, Serial ATA products from our Far East South region for data storage and supermicrominiature connectors from the Far East North region for consumer electronics.

Reinvesting in our future

We're one of the most financially robust companies in the connector business. That strength has allowed us to continue our pattern of investing at least 5% of revenue each year in research and development—even through the most prolonged downturn in our industry. In 2004 alone, we commercialized 415 new products and received 568 product patents.

In the past five years, we've spent $611.3 million on R&D to keep our product pipeline pumping. More than 25% of our annual revenue comes from products and technologies launched in the preceding three years.



NEW PRODUCTS
415
339
403
445
406
04
03
02
01
00

[illegible] PLANTS IN 19 COUNTRIES

[illegible]VERAGE PLANT 25% LARGER THAN 4 YEARS AGO

[illegible] MILLION SQUARE FEET OF TOTAL MANUFACTURING SPACE

[illegible]% OF MANUFACTURING IN LOW COST COUNTRIES

MANUFACTURE ANYWHERE

[illegible] PLANTS IN CHINA

[illegible]CILITIES ARE ISO-9000:2000 CERTIFIED

[illegible]D ASSET PRODUCTIVITY INCREASED 20%

[illegible]% OF REVENUE FROM INTEGRATED PRODUCTS



New materials, new process technologies

We're always investigating methods to lessen the environmental impact of our global operations and gain greater manufacturing efficiency. For example, by December, we will remove lead from our plating process to support our customers in complying with one requirement of Europe's Restriction of Hazardous Substances (RoHS) Directive. By next June, we will ensure all RoHS listed substances are eliminated from Molex products well in advance of the legislation's deadline.

In addition, we're using laser-enhanced plating to reduce the amount of precious metal we consume through more precise application. We've created new miniaturization processes to meet the ongoing challenge of manufacturing smaller and smaller connectors. We've also developed proprietary plated plastic technology, which provides excellent shielding performance while eliminating secondary manufacturing processes.

Doing more with less

As part of our commitment to continuous improvement, Lean Manufacturing teams around the world relentlessly explore ways to increase output and lower costs. We've realized savings in labor and capital resources by reconfiguring machinery for more efficient workflow and faster set-up time. We've also streamlined administrative functions such as payroll and recruiting.

Teams examine our processes, product by product. For example, a 10-person multifunctional team in our Guadalajara, Mexico plant recently applied Lean principles to the manufacture of an automotive harness. By identifying bottlenecks and eliminating non-value-added steps, they achieved a 30% productivity improvement and 40% space reduction.


Original layout and material flow

Expanding operations in China

It's been 15 years since we opened our first plant in China, and we now have six factories there. In 2004, we expanded our Shanghai facility for the third time to include a new product development center and additional manufacturing capacity. For Molex, China represents far more than a cost advantaged manufacturing site. With in-country demand advancing rapidly, it is a strong and growing market for our products.



Reshaping our manufacturing footprint

Today, we operate fewer but larger factories than we did just four years ago. Why? As we've become truly global—with a sophisticated infrastructure and logistics capabilities to match—we've been able to achieve economies of scale and better capacity utilization while continuing to assure delivery to customers everywhere. We've consolidated some plants and expanded others, with the result that the average Molex factory is 25% bigger and generally manufactures a wider range of products.

Integrated solutions

Providing customers with total solutions increasingly means supplying more than connectors. We've been growing our integrated products capabilities globally, building subassemblies and complete devices that leverage Molex connector content. Products range from controllers and harnesses for industrial applications to complex high-speed cable assemblies for telecommunications equipment and computer peripherals. We produce antennas for mobile phones, as well as membrane switches and flex circuits for digital cameras and wireless patient monitors. Because integrated products require labor-intensive assembly, each Molex region operates at least one low cost manufacturing center, whether in China, India, Malaysia, Mexico, Poland or Slovakia.

Shortening lead time, enhancing quality

With neither customers nor Molex maintaining large inventories, manufacturing-to-order is far more common than in the past. To trim lead time, we are optimizing existing planning systems and production processes, including developing proprietary equipment such as Impact presses. We're also beginning to integrate our stamping and plating processes to accelerate throughput.

At the same time that we're picking up the manufacturing pace, we're improving product quality. We use advanced quality planning to anticipate and eliminate any barriers to making our procucts as good as they can be the first time. No matter where they are, customers can count on a reliable supply of consistent, high quality Molex products.



[illegible] MILLION TRANSACTIONS DAILY ON MOLEX GLOBAL INFORMATION SYSTEM

MORE THAN 85% OF CUSTOMER INTERACTIONS PROCESSED VIA E-COMMERCE

CUSTOMERS IN MORE THAN 174 COUNTRIES ACCESS MOLEX.COM

LANGUAGES ON OUR WEB SITE: 8

SERVICE ANYWHERE

MOLEX.COM CUSTOMER USAGE UP 70%

DOWNLOADING OF PRODUCT DRAWINGS JUMPED 230%

MORE THAN 70% OF SHIPMENTS MADE WITHIN 30 DAYS OF ORDER RECEIPT

FIELD SALES SUPPORT IN 34 COUNTRIES



The elements of superior service

Molex colleagues around the world share our Customer Relationship Management database, which integrates with the Molex Global Information System. Together, these systems provide 24/7 visibility on orders, pricing, contracts, shipping, inventory, customer programs—everything necessary for responsive global service.

We are the only connector company with a single platform that links every function and department everywhere within Molex—and now extends to our global supply chain. We're constantly enhancing our Global Information System to capture and communicate the data we need to manage the most demanding customer requirements anywhere in the world.

molex

Local customer support globally

Molex is everywhere our customers are, delivering one-to-one service tailored to their business. We ask each customer how and where they would like support, then based on their size and operational needs, we make sure we have the right people in the right place. That might mean resident Molex design engineers, a multinational account group representative or a Global Account Manager. In addition, every customer has a single Molex service contact to rely on and a field salesperson to provide technical product and application expertise.

Making it all seamless to customers

Global customers need truly global suppliers. With our widespread but tightly managed infrastructure, we make even the most complicated logistics seamless to customers. Approximately 70% of our customer transactions involve two or more Molex regions. We might receive an order in one part of the world, design the product in another, tool and manufacture it elsewhere, then deliver it to yet another region or regions where our customer has locations.

We are using our global supply chain practices to improve forecasting, material flow, production planning, warehousing and transportation. We're not only trimming lead time, we're also maintaining on-time delivery while managing dramatically increased volumes. Right now, more than 70% of shipments are made within one month of order receipt, with more than 50% occurring within two weeks.



Business as usual round-the-clock

Molex.com is an always-available resource for customers whenever, wherever they need information and answers fast. No matter the day or hour, they can access technical specifications on more than 100,000 Molex products, download drawings or 3D models, obtain price quotes, order samples and check delivery status. Usage of the site jumped 70% in a single year, with a substantial percentage of hits occurring outside normal work hours.

Visitors can find what they're looking for in eight languages, which is a good thing since people from 174 countries logged on in 2004.

Developing global leaders to serve our customers

Molex people are a great asset our competitors cannot duplicate. Our culture centers on employee development, whether leadership training with follow-on coaching, instructor-led sessions complemented by e-learning or performance support through the latest product and technical information. We offer our customers product training and share continuous development programs with our distributors.

One of our latest leadership training initiatives is our mentoring program. We partner high potential employees with senior managers in formal and informal sessions for a full year. The program began in our Americas region and now is underway in our Far East South region.

Keeping our commitments

Customer feedback is one of the most critical barometers of our performance. In addition to internal metrics we apply daily, we periodically conduct in-depth, in-person interviews with major accounts. We examine key indicators such as quality, delivery, responsiveness, technology and cost to determine how we can better meet our customers' global requirements.

We obtain extremely valuable information from independent sources, too. Molex was rated the number-one global connector company overall in Bishop and Associates' most recent survey of U.S. original equipment manufacturers, contract manufacturers and distributors. We were honored, but know we must keep improving everything we do.

Leadership Team





Above: James E. Fleischhacker; Diane S. Bullock; Louis A. Hecht; J. Joseph King; Werner W. Fichtner
Below: Robert B. Mahoney; Martin P. Slark; John H. Krehbiel, Jr.; Ronald L. Schubel; Kathi M. Regas; Fred A. Krehbiel
Not pictured: Goro Tokuyama





Board of Directors

Fred A. Krehbiel
Co-Chairman of the Board,
Molex Incorporated

John H. Krehbiel, Jr.
Co-Chairman of the Board,
Molex Incorporated

Michael J. Birck
Chairman of the Board,
Tellabs, Inc.

Douglas K. Carnahan
Retired former executive,
Hewlett-Packard Company

Michelle L. Collins
Managing Director,
Svoboda, Collins L.L.C.

Edgar D. Jannotta
Chairman,
William Blair & Company

J. Joseph King
Vice Chairman and
Chief Executive Officer,
Molex Incorporated

Fred L. Krehbiel
President,
Connector Products
Division, Americas,
Molex Incorporated

Joe W. Laymon
Group Vice President,
Corporate Human Resources
and Labor Affairs,
Ford Motor Company

Donald G. Lubin
Partner, Sonnenschein
Nath & Rosenthal

Masahisa Naitoh
Chairman and
Chief Executive Officer,
The Institute of Energy
Economics, Japan

Dr. Robert J. Potter
President and
Chief Executive Officer,
R. J. Potter Company

Martin P. Slark
President and
Chief Operating Officer,
Molex Incorporated

Executive Committee

The members of the Executive Committee apply an average of 22 years of Molex management experience to their global leadership responsibilities.

Lye Hin Ang
Group General Manager,
Malaysia and Singapore,
Far East South, 6 years

Graham C. Brock
Vice President,
Sales and Marketing,
Europe, 28 years

Diane S. Bullock
Corporate Vice President,
Treasurer and
Chief Financial Officer,
Molex Incorporated, 1 year

David K. Christein
Vice President,
Americas, 22 years

J. T. Chung
General Manager and
President, Korea,
Far East North, 23 years

Daniel A. Dixon
Director, Technical Services,
Molex Incorporated,
18 years

Werner W. Fichtner
Corporate Vice President,
Molex Incorporated, and
President, Europe,
22 years

James E. Fleischhacker
Executive Vice President,
Molex Incorporated,
20 years

Louis A. Hecht
Corporate Secretary and
General Counsel,
Molex Incorporated,
30 years

Katsumi Hirokawa
President,
Molex-Japan Co., Ltd.,
Far East North, 9 years

Yasuhiro Ichijo
Executive Director, Total
Engineering and Marketing,
Molex-Japan Co., Ltd.,
Far East North,
27 years

Branimir Kesic
Vice President,
Integrated Products,
Molex Incorporated,
27 years

J. Joseph King
Vice Chairman and
Chief Executive Officer,
Molex Incorporated,
29 years

Fred A. Krehbiel
Co-Chairman of the Board,
Molex Incorporated,
39 years

Fred L. Krehbiel
President, Connector
Products Division,
Americas, 15 years

John H. Krehbiel, Jr.
Co-Chairman of the Board,
Molex Incorporated,
45 years

Joseph H. Lawniczak
Director, Manufacturing,
Molex Incorporated,
24 years

Thomas S. Lee
Vice President,
New Ventures and
Acquisitions,
Molex Incorporated,
25 years

G. Neil Lefort
Vice President,
Investor Relations,
Molex Incorporated,
28 years

Robert B. Mahoney
Executive Vice President,
Molex Incorporated, and
President, Far East South,
9 years

Gary J. Matula
Vice President,
Information Systems,
Molex Incorporated,
20 years

Liam G. McCarthy
Vice President, Operations,
Europe, 28 years

Atsuhiko Nariki
Executive Director,
Business Operations,
Molex-Japan Co., Ltd.,
Far East North,
9 years

Kathi M. Regas
Corporate Vice President,
Human Resources,
Molex Incorporated,
19 years

David B. Root
Vice President,
Sales and Marketing,
Americas, 22 years

Thomas E. Schneider
Vice President,
Tooling Group,
Americas, 35 years

Ronald L. Schubel
Executive Vice President,
Molex Incorporated,
and President, Americas,
23 years

Martin P. Slark
President and
Chief Operating Officer,
Molex Incorporated,
28 years

Frank Tan
Managing Director,
Greater China Region,
Far East South,
26 years

Goro Tokuyama
Corporate Vice President,
Molex Incorporated, and
President, Far East North
19 years

Hans A. van Delft
General Manager,
General Products Division,
Europe, 17 years

Jay R. Williamson
Director, Worldwide Quality,
Molex Incorporated,
11 years

Roy Wong
General Manager,
Shanghai,
Far East South, 15 years



Fred A. Krehbiel; John H. Krehbiel, Jr.; Michael J. Birck; Douglas K. Carnahan; Michelle L. Collins; Edgar D. Jannotta; J. Joseph King; Fred L. Krehbiel; Joe W. Laymon; Donald G. Lubin; Masahisa Naitoh; Dr. Robert J. Potter; Martin P. Slark

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004
Commission File Number 0-7491

MOLEX INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	**36-2369491**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2222 Wellington Court, Lisle, Illinois 60532
(Address of principal executive offices)
Registrant's telephone number, including area code: (630) 969-4550

SECURITIES REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT: None

SECURITIES REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT
Common Stock, par value $0.05
Class A Common Stock, par value $0.05

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

On June 30, 2004, the following numbers of shares of the Company's common stock were outstanding:

Common Stock	100,557,441
Class A Common Stock	88,418,015
Class B Common Stock	94,255

The aggregate market value of the voting shares (based on the closing price of these shares on the National Association of Securities Dealers Automated Quotation System on such date) held by non-affiliates was approximately $1.84 billion.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders, to be held on October 22, 2004 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Cautionary Statement

This Annual Report on Form 10-K contains certain statements that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, in general, predict, forecast, indicate or imply future results, performance or achievements and are typically identified by words or phases such as "believe", "expect", "estimate" and similar expressions. Such forward-looking statements are subject to various risks and uncertainties that may cause actual results or performance to vary materially from those projected. Certain of these risks and uncertainties are set forth in this and other documents filed with the Securities and Exchange Commission and include, but are not limited to, economic conditions in various regions, product and price competition, raw material prices, foreign currency exchange rates, interest rates, changes in technology, patent issues, litigation results and legal and regulatory developments. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Available Information

Molex makes available through its Web site (www.molex.com) its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission.

PART I

Item 1. Business

Molex Incorporated originated from an enterprise established in 1938. It was incorporated in 1972 in the state of Delaware. As used herein the term "Molex" or "Company" includes Molex Incorporated and its United States and international subsidiaries. Revenue was $2.25 billion for the fiscal year ended June 30, 2004. The Company operated 55 manufacturing plants, located in 19 countries on 6 continents, and employed 21,225 people worldwide as of June 30, 2004.

Molex is the world's second-largest manufacturer of electronic connectors. The global connector industry is a highly competitive and fragmented market that is estimated at $28.3 billion in sales. Molex interconnect products enable companies to design and develop electronic products that are smaller, faster, more effective and more reliable, and to manufacture those products more quickly and cost-effectively. Molex products are used by some of the most respected original equipment manufacturers (OEMs), in some of the most recognized consumer and industrial products in the world.

Business and Products

The core business for Molex is the manufacture and sale of electronic components. The Company designs, manufactures and distributes more than 100,000 products including terminals, connectors, planar cables, cable assemblies, interconnection systems, fiber optic interconnection systems, backplanes, mechanical and electronic switches and other products. Molex also provides manufacturing services to integrate the use of specific components into the customer's products.

Industry Markets and Customers

Net revenues contributed by different industry markets can fluctuate based on new technologies within the industry, composition of customers, and new products or model changes introduced by Molex. The approximate percentage of net revenue by industry market for fiscal 2004 is outlined below:

Industry Markets	Percentage of Fiscal 2004 Net Revenue	Typical End Use Products Supported by Molex
Computer	29 %	Desktop and notebook computers, peripheral equipment, servers, copiers, printers and scanners
Telecommunications	20 %	Mobile phones and devices, networking equipment, switches and transmission equipment
Consumer Products	21 %	Digital electronics - CD and DVD players, cameras, plasma and LCD televisions, electronic games and major appliances
Automotive	17 %	Engine control units, adaptive braking systems, panel instrumentation and other automotive electronics
Industrial	9 %	Factory automation, robotics, automated test equipment, vision systems and diagnostic equipment
Other	4 %	Electronic and electrical devices for a variety of markets

Molex sells products to OEMs directly, as well as to their subcontractors and suppliers, and through distributors. The Company's customers include multinational companies such as Cisco, Sun, Delphi, Hewlett Packard, IBM, Matsushita, Motorola, Nokia, Sony, Samsung, Ford, Siemens and Dell. In many cases, Molex provides products to these customers on a global basis. No one customer accounted for more than 10 percent of net revenues in fiscal years 2004, 2003 or 2002.

Sales and Marketing

Molex sells its products primarily through its own sales organizations in the United States, Canada, Brazil, Mexico, Argentina, Japan, Republic of Korea, Hong Kong, Singapore, Taiwan, Malaysia, Thailand, China, Philippines, India, Australia, England, Italy, Ireland, France, Spain, Germany, the Netherlands, Poland, Sweden, Turkey, Finland, Czech Republic, Slovenia, Russia, Belgium, Luxembourg, Ukraine and Slovak Republic.

To complement its own sales force, Molex works with a network of distributors to serve a broader customer base and provide a wide variety of supply chain tools and capabilities. Sales through distribution represent approximately 20% of Molex's total revenue globally.

Molex engineers work collaboratively with customers, often via an innovative online design system, to develop products for specific applications. Molex provides customers the benefit of state-of-the-art technology for engineering, design and prototyping – supported from 27 development centers in 15 countries.

The Company promotes its products through the Internet, leading trade magazines, direct mailings, catalogs and other promotional literature. Molex is a frequent participant in trade shows for target industry markets. The Company also conducts educational seminars for customers and manufacturers' representative organizations, geared toward industry trends, new products and design opportunities in specific markets.

Competition

Molex is the world's second-largest manufacturer of electronic connectors. The market in which the Company operates is highly fragmented with a significant number of smaller competitors. Many of these companies offer products in some, but not all, of the markets and regions served by Molex. Pricing within the industry remains highly competitive. The general trend in the industry is for customers to consolidate their supply base by selecting global companies possessing broad product lines for the majority of their connector requirements. As a result of this trend, the Company believes that it is gaining market share through its global presence, financial strength, broad product line, extensive customer support and emphasis on new product development.

Backlog

The backlog of unfilled orders at June 30, 2004 was approximately $332.6 million, a 79 percent increase compared with a backlog of $185.6 million at June 30, 2003. Substantially all of these orders are scheduled for delivery within 12 months. The Company's experience is that orders are normally shipped within 30 days from acceptance.

Employees

As of June 30, 2004, Molex employed 21,225 people worldwide. The Company believes its relations with its employees are favorable.

Raw Materials

The principal raw materials that Molex purchases for the manufacture of its products include resins for molding, metal alloys (primarily copper) for stamping and gold and palladium salts for use in the plating process. The Company also purchases molded and stamped components and connector assemblies. Virtually all materials and components used in the Company's products are available from several sources. To achieve economies of scale Molex does concentrate purchases from a limited number of suppliers and thus, in the short term, is dependent upon these suppliers to meet performance and quality specifications and delivery schedules. Although the availability of such materials has generally been adequate, no assurance can be given that future cost increases or material shortages will not have a materially adverse effect on the operations of the Company.

Research and Development

Molex incurred total research and development costs of $119 million in fiscal 2004, $117 million in fiscal 2003 and $112 million in fiscal 2002. The Company believes this investment, typically at five percent or more of net revenue, is among the highest in the industry and helps deliver a competitive advantage. In recent years, approximately 25 percent of annual revenue has come from sales of innovative new products introduced in the prior three years. Molex engineers around the world play a major role in setting international standards for the interconnection systems of the future.

Patents

As of June 30, 2004, the Company owned 813 United States patents and had 314 patent applications on file with the U.S. Patent Office. The Company also had 2,321 corresponding patents issued and 1,890 applied for in other countries. No assurance can be given that any patents will be issued on pending or future applications. As the Company develops products for new markets and uses, it normally seeks available patent protection. The Company believes that its patents are of importance but does not consider itself materially dependent upon any single patent or group of related patents.

Regulatory Compliance

The Company monitors the environmental laws and regulations in the countries in which it operates and has implemented an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process. The Company believes it is in full compliance with federal, state and local regulations pertaining to environmental protection. The Company does not anticipate that the costs of compliance with such regulations will have a material effect on its capital expenditures, earnings or competitive position.

In addition, Molex is working to assist customers in their compliance with environmental regulations. For example, in October 2002, legislation was approved in Europe banning lead from most electrical and electronic products, starting July 1, 2006. Lead-bearing solders have historically been used in the electronics industry to attach components to printed circuit boards. In support of its customers, Molex began a transition to lead-free products in 2002 and is expected to complete the process in 2005, in advance of the European requirement.

International Operations

Molex is engaged in material operations in foreign countries. Net revenue derived from international operations for the fiscal year ended June 30, 2004, was approximately 70 percent of consolidated net revenue. Total assets reported by international operations comprised 69 percent of consolidated total assets. Information regarding the Company's operations by geographical area appears in Note 15 of the **Notes to Consolidated Financial Statements**. A discussion of market risk associated with changes in foreign currency exchange rates can be found in **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

Item 2. Properties

Molex owns and leases manufacturing, warehousing and office space in locations around the world. The leases are of varying terms with expirations ranging from fiscal 2005 through fiscal 2017. The leases in aggregate are not considered material to the financial position of the Company. The total square footage of these facilities at June 30, 2004 is presented below:

Owned	Leased	Total
6,998,537	578,582	7,577,119

The Company's buildings, machinery and equipment have been well maintained and are adequate for its current needs. A listing of principal manufacturing facilities is presented below:

Australia
Melton, Victoria

Brazil
Manaus
São Paulo

China (P.R.C.)
Dongguan (2)
Shanghai
Dalian (3)

France
Villemur

Germany
Ettlingen

India
Bangalore (2)
Gandhinagar
Noida

Ireland
Millstreet
Shannon (2)

Italy
Padova

Japan
Kagoshima (3)
Okayama
Shizuoka
Tochigi
Yamato

Malaysia
Perai, Penang

Mexico
Guadalajara
Nogales

Poland
Tczew
Sulecin

Portugal
Santo Tirso

Republic of Korea
Ansan City (2)
Gwang-Ju

Singapore
Jurong Town

Slovakia
Kechnec
Liptovsky Hradok

Taiwan
Taipei

Thailand
Bangpakong

United States
Pinellas Park, Florida
St. Petersburg, Florida
Downers Grove, Illinois (2)
Gilford, New Hampshire
Lincoln, Nebraska (3)
Naperville, Illinois (2)
Mooresville, Indiana
Maumelle, Arkansas (2)
Auburn Hills, Michigan (2)

Item 3. Legal Proceedings

None deemed material to the Company's financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Molex is traded on the National Market System of the NASDAQ in the United States and on the London Stock Exchange and trades under the symbols MOLX for Common Stock and MOLXA for Class A Common Stock. Common stock information is included in Note 13 of the **Notes to Consolidated Financial Statements**.

The number of shareholders of record at June 30, 2004 was 2,851 for Common Stock and 8,142 for Class A Common Stock.

The following table presents quarterly dividends per common share for the year ended June 30:

	Common Stock		Class A Common Stock	
	2004	2003	2004	2003
Quarter ended:				
September 30	$0.0250	$0.0250	$0.0250	$0.0250
December 31	0.0250	0.0250	0.0250	0.0250
March 31	0.0250	0.0250	0.0250	0.0250
June 30	0.0250	0.0250	0.0250	0.0250
Total	$0.1000	$0.1000	$0.1000	$0.1000

Cash dividends on common stock have been paid every year since 1977. On July 30, 2004, the Board of Directors of Molex increased the regular quarterly cash dividend to $0.0375 per share. This will be in effect unless or until the Board takes further action regarding the cash dividend.

Descriptions of the Company's Common Stock appear under the caption "Description of the Three Different Classes of Stock" in the Company's 2004 Proxy Statement and in Note 13 of the **Notes to Consolidated Financial Statements**.

Item 6. Selected Financial Data

Molex Incorporated
Ten-Year Financial Highlights Summary

(in thousands, except per share data)

Operations	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net revenue	$2,246,715	$1,843,098	$1,711,497	$2,365,549	$2,217,096	$1,711,649	$1,622,975	$1,539,712	$1,382,673	$1,197,747
Gross profit	776,746	579,248	536,551	859,610	853,892	668,125	670,266	640,895	562,731	512,498
Income before income taxes	239,892	110,042	93,221	291,416	323,694	230,214	274,823	262,369	228,953	214,492
Income taxes	63,571	24,762	16,684	87,424	100,810	52,363	92,490	95,581	83,300	90,273
Net income (1)	175,950	84,918	76,479	203,919	222,454	178,029	182,243	166,716	145,586	124,035
Earnings per share: (2)										
Basic	0.93	0.44	0.39	1.04	1.13	0.92	0.93	0.85	0.74	0.63
Diluted	0.92	0.44	0.39	1.03	1.12	0.91	0.92	0.84	0.74	0.63
Net income - percent of net revenue	7.8%	4.6%	4.5%	8.6%	10.0%	10.4%	11.2%	10.8%	10.5%	10.4%
Financial Position										
Current assets	1,168,644	962,113	915,343	891,865	1,023,009	881,338	867,791	873,614	734,589	773,036
Current liabilities	428,464	356,148	359,593	374,106	475,449	342,441	336,275	342,026	275,182	278,046
Working capital	740,180	605,965	555,750	517,759	547,560	538,897	531,516	531,588	459,407	494,990
Current ratio	2.7	2.7	2.5	2.4	2.2	2.6	2.6	2.6	2.7	2.8
Property, plant and equipment, net	1,022,378	1,007,948	1,067,590	1,092,567	980,775	809,602	676,161	665,468	613,125	567,303
Total assets	2,572,346	2,329,870	2,253,920	2,213,627	2,247,106	1,902,012	1,639,634	1,636,931	1,460,999	1,441,020
Long-term debt	10,243	13,137	14,223	19,351	21,593	20,148	5,566	7,350	7,450	8,122
Capital leases	3,796	3,731	3,626	6,114	-	-	-	-	-	-
Shareholders' equity	2,065,994	1,896,568	1,827,652	1,765,640	1,705,804	1,500,537	1,261,570	1,235,912	1,131,271	1,107,268
Return on beginning shareholders' equity	9.3%	4.6%	4.3%	12.0%	14.8%	14.1%	14.7%	14.7%	13.1%	14.1%
Dividends per share (2)	0.10	0.10	0.10	0.10	0.09	0.05	0.05	0.04	0.03	0.02
Average common shares: (2)										
Basic	190,207	191,873	194,327	195,471	196,060	194,340	195,750	196,389	196,768	195,343
Diluted	192,186	193,229	195,986	197,633	198,208	195,631	197,971	198,349	198,819	197,414

(1) Fiscal 2003 results include a charge of $35.0 million ($24.8 million after-tax) for restructuring costs and $5.1 million ($3.8 million after-tax) for write-down of investments. Fiscal 2002 results included a restructuring charge of $24.2 million ($18.8 million after-tax) and a charge for investment impairment of $10.0 million ($6.5 million after-tax). Fiscal 2001 results included a restructuring charge of $30.8 million ($21.4 million after-tax) and a charge for excess and slow moving inventory of $12.7 million ($8.9 million after-tax). See Notes 5 and 6 of the **Notes to Consolidated Financial Statements** for a discussion on the Company's restructuring costs and other charges.

(2) Restated for the following stock dividends: 25%–January 2000; 25%–November 1997; 25%–February 1997; 25%–August 1995; 25%–November 1994.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights and Outlook

Revenue for the current fiscal year of $2.25 billion increased 21.9 percent over last year. The Company achieved a record level of revenue of $632 million in the fourth quarter of fiscal 2004. Net income for the year of $176.0 million increased $91.1 million from $84.9 million reported in the prior year. Last year's net income included a charge of $40.1 million ($28.6 million after-tax) for restructuring costs and write-off of investments. Molex remains focused on striving for efficiencies in costs and productivity while pushing for growth through continued investment in new product development.

Outlook

The outlook in the majority of the Company's global markets remains strong. While demand beyond the short term remains difficult to predict, the Company is pleased with the level of orders in the fourth quarter of fiscal 2004 and believes that the higher order backlog will provide a tailwind heading into the new fiscal year. During fiscal 2005, Molex will continue to focus on delivering additional profit leverage and increasing market share. The Company expects revenue growth of 16 percent to 19 percent during fiscal 2005 and net income is expected to grow faster than revenues due to leverage from the higher volume. Earnings per share are expected in the range of $1.24 to $1.34, an increase of 35 percent to 45 percent.

To further expand the Company's global presence in low cost locations and to offer innovative products at an accelerated pace, Molex plans to invest $215 million to $225 million in capital expenditures for the fiscal year ending June 30, 2005. The Company continues to emphasize expansion in markets such as automotive, industrial and medical, while working to further strengthen its significant position as a leader in the computer and digital consumer markets. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world.

Investor Returns

Molex is committed to providing shareholders with a competitive return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of 1.9 percent on Molex Common Stock and 2.0 percent on Molex Class A Common Stock. Over the last ten years, the compounded annual return has averaged 10.2 percent on Molex Common Stock and 8.8 percent on Molex Class A Common Stock.

A $100 investment in Molex Common Stock at June 30, 1999, together with the reinvestment of dividends, would be worth $110 at June 30, 2004, and a similar investment in Molex Class A Common Stock would be worth $110 at June 30, 2004.


Comparison of Five-Year Cumulative Total Return
200
180
160
140
120
100
80
60
Dollars
1999
2000
2001
2002
2003
2004
Fiscal Years Ended June 30
Molex Common Stock
Molex Class A Common
S & P 500 Index
Peer Group Index

Results of Operations

Percentage of Net Revenue	Year Ended June 30 2004	2003	2002
Net revenue	100.0%	100.0%	100.0%
Cost of sales	65.4	68.6	68.7
Gross profit	34.6	31.4	31.3
SG&A expenses	24.7	25.9	25.6
Income from operations	9.9	5.5	5.7
Other (income) expense	(0.8)	(0.5)	0.2
Income before income taxes	10.7	6.0	5.5
Income taxes	2.9	1.4	1.0
Net income	7.8%	4.6%	4.5%

U.S. Dollar Percentage Change	2004-2003	2003-2002
Net revenue	21.9%	7.7%
Cost of sales	16.3	7.6
Gross profit	34.1	8.0
SG&A expenses	16.5	8.8
Income from operations	116.3	4.4
Other (income) expense	140.4	264.6
Income before income taxes	118.0	18.0
Income taxes	156.7	48.4
Net income	107.2%	11.0%

Fiscal 2004 Compared with Fiscal 2003

Revenue was $2.25 billion for the fiscal year ended June 30, 2004, an increase of 21.9 percent, compared with $1.84 billion last year. The strengthening of certain foreign currencies, principally the euro and yen, compared with the U.S. dollar increased revenue by approximately $89 million in fiscal 2004.

Customer revenue in the Americas region was $686.1 million in fiscal 2004, an increase of 7.0 percent compared with last year's revenue of $641.2 million, with the growth occurring during the second half of the fiscal year. The revenue growth in this region was due to a broad improvement across all markets led by a recovering economy and strong consumer confidence in the U.S.

In the Far East North region, customer revenue grew 22.4 percent to $499.3 million in fiscal 2004 compared to revenue of $407.8 million last year. Foreign currency translation contributed approximately $33 million to this increase. Demand for advanced digital home entertainment products such as digital still cameras, camcorders and flat screen and plasma TV's, as well as high-end mobile phones was especially strong. Revenue also improved in the industrial market, especially for semiconductor inspection equipment and industrial automation.

Customer revenue for fiscal 2004 was $623.6 million in the Far East South region, an increase of $164.8 million, or 35.9 percent, compared with the prior year. The biggest drivers of this growth were American, European and Japanese companies moving production to China and strong demand in the consumer electronics, cell phone and notebook and desktop computer markets.

In Europe, customer revenue in fiscal 2004 was $385.1 million, an increase of 32.3 percent, as compared to $291.0 million in fiscal 2003. During the fourth fiscal quarter, the Company purchased the assets and business of French-based Connecteurs Cinch SA (Cinch) and its subsidiaries. Cinch added revenues of $20.5 million during fiscal 2004. Foreign currency translation, led by the strong euro, also increased customer revenues by approximately $44.5 million.

As discussed below under the caption *Fiscal 2003 Compared with Fiscal 2002*, the Company recorded pretax charges of $35.0 million ($24.8 million after-tax) for restructuring costs in the fourth quarter of fiscal 2003. Charges of $28.5 million were recorded in cost of sales and the remaining charge of $6.5 million was included in selling, general and administrative expenses. During fiscal 2004, the Company realized savings of approximately $16 million related to the fiscal 2003 restructuring actions of which approximately 75 percent is reflected in fiscal 2004 cost of sales. For additional information concerning the status of the Company's restructuring programs see Note 5 to the **Notes to Consolidated Financial Statements**.

Gross profit was $776.7 million for fiscal 2004, up $197.5 million, or 34.1 percent over the prior year. Gross profit margin was 34.6 percent of net revenue in fiscal 2004, an increase from 31.4 percent in fiscal 2003. Excluding restructuring costs of $28.5 million from fiscal 2003, gross profit margin was 33.0 percent. The increase in gross profit margin was primarily due to leverage from the higher sales volumes. The realized savings from last year's restructuring program also contributed to the improvement. Offsetting these improvements, the Company estimates that it paid approximately $10 million more in fiscal 2004 for metal strip and gold purchases.

Selling, general and administrative expenses of $555.6 million were up 16.5 percent, or $78.6 million, over the prior year. Foreign currency translation increased selling, general and administrative expenses by approximately $23 million. As a percentage of net revenue, selling, general and administrative expenses decreased from 25.9 percent in fiscal 2003 to 24.7 percent in fiscal 2004. Fiscal 2003 results included severance costs of $6.5 million related to workforce reductions, as previously noted.

Research and development expenditures were $119.0 million, or 5.3 percent of net revenue, during fiscal 2004, compared with $117.0 million, or 6.3 percent of net revenue, in the prior year. During fiscal 2004, the Company adopted a more narrow definition of research and development. This change had the effect of reducing reported research and development spending in fiscal 2004 by approximately $18 million compared with the prior year.

Research and development expenditures in fiscal 2004 contributed to the release of 415 new products during the year. In fiscal 2004, 25.1 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to maintain and enhance the Company's competitive position. The Company was granted 568 new patents during the year.

Other (income) expense for fiscal 2004 included a pretax gain of $10.4 million from the sale of stock of an affiliate and an equity gain resulting from an IPO completed by the affiliate. Molex retains a 20 percent ownership in this affiliate. In addition, the Company recorded a pretax charge of $5.0 million to exit other investments in start-up technologies.

Interest income, net of interest expense, was $3.7 million for fiscal 2004 compared with $8.2 million in the prior year period. The prior year included an interest benefit of approximately $3.0 million from the favorable closure of tax audits in several U.S. jurisdictions.

The effective income tax rate was 26.5 percent for fiscal 2004 compared with 22.5 percent in fiscal 2003. The increase in the effective tax rate from the prior year is primarily the result of an increase in the Company's pretax earnings from higher rate jurisdictions. The Company continues its ongoing global effort to reduce its income tax expense through a disciplined repatriation strategy and planning.

Net income rose to $176.0 million during fiscal 2004 from $84.9 million reported in fiscal 2003. Favorable foreign currency translation contributed $4.7 million to net income. Fiscal 2003 net income included an after-tax charge of $28.6 million for restructuring costs and the write-down of certain investments. Diluted earnings per share was $0.92 for fiscal 2004 compared with $0.44 for fiscal 2003.

Comprehensive income includes all non-shareholder changes in equity and consists of net income, foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The increase in comprehensive income for fiscal 2004 was primarily due to net income and favorable foreign currency translation adjustments resulting from the weaker U.S. dollar versus the yen and euro.

Fiscal 2003 Compared with Fiscal 2002

Fiscal 2003 net revenue was $1.84 billion, a 7.7 percent increase from $1.71 billion reported in the prior year. Excluding the favorable impact from foreign currency translation of $67.8 million, the increase was 3.7 percent, with the strongest growth occurring during the first half of the year.

Customer revenue in the Americas region was $641.2 million, a decline of 3.8 percent from fiscal 2002 revenue of $666.3 million. While the Americas experienced growth in the connector products and industrial markets, lack of demand in the telecommunications infrastructure and fiber optics markets impeded overall revenue growth in this region.

In the Far East North, customer revenue rose 16.0 percent during fiscal 2003 to $407.8 million compared with $351.5 million in the prior year. Foreign currency translation increased revenue by $20.9 million. Excluding the favorable currency impact, growth in this region was driven by the successful design-in of new products serving the consumer electronics market in products such as digital still and video cameras, mobile phones and plasma TVs.

Customer revenue during fiscal 2003 in the Far East South region increased to $458.8 million, an increase of $92.5 million, or 25.2 percent. Strong demand in the personal computer market led the growth as more motherboards, desktop and notebook PCs and peripherals were produced in the region. Successful new product developments in this area positioned Molex for continued growth. This is particularly important as customers continue to transfer business into the Far East South region and competition grows in the computer market.

The European region experienced a 4.1 percent increase in customer revenue to $291.0 million in fiscal 2003 from $279.5 million in fiscal 2002. Excluding the favorable impact of currency translation of $40.8 million, revenues declined by 11 percent. Europe entered the global recession after the other three regions and remains behind in the economic cycle. Although the telecom market was severely impacted, this region did realize growth in the automotive and industrial markets.

As a result of continuing weak demand in the telecommunications infrastructure market, the Company implemented several actions in the Americas and Europe to address the competitive challenges in this market. During the fourth quarter of fiscal 2003, the Company recorded pretax restructuring costs totaling $35.0 million ($24.8 million after-tax) related to these actions. These charges comprised $23.1 million relating to write-down and impairment of manufacturing assets and $11.9 million for severance and other benefits relating to workforce reductions of 537 people. The Company estimates annual pretax savings of approximately $20 million related to these restructuring actions.

During the second quarter of fiscal 2002, the Company implemented a plan to reduce fixed costs through workforce reductions and closure of some smaller operations and recorded a pretax charge of $24.2 million of which $12.6 million is included in cost of sales and $11.6 million is included in selling, general and administrative expenses. The Company estimates that annualized savings related to this plan were approximately $16 million and approximately 55 percent of the savings were achieved in fiscal 2002. For more information concerning the status of the Company's restructuring programs see Note 5 to the **Notes to Consolidated Financial Statements**.

Gross profit was $579.2 million for fiscal 2003, up $42.7 million, or 8.0 percent over the prior year. The resulting gross profit margin was 31.4 percent of net revenue in fiscal 2003, an increase from 31.3 percent reported in fiscal 2002, largely due to a more favorable product mix, as well as lower prices for raw materials and purchased components. Fiscal 2003 gross profit was also impacted by $28.5 million of the aforementioned fourth quarter charge for manufacturing-related employment reductions and asset write-downs. Fiscal 2002 gross profit included restructuring costs of $12.6 million. During the year, the Company also focused on and was successful in reducing operating costs and achieving operating efficiencies through consolidating functions, streamlining processes, downsizing facilities and controlling discretionary spending.

Selling, general and administrative expenses of $477.0 million were up 8.8 percent, or $38.4 million, over the prior year, and as a percentage of net revenue increased from 25.6 percent in fiscal 2002 to 25.9 percent in fiscal 2003. The Company implemented temporary salary reductions and reduced its discretionary profit sharing contributions during fiscal 2002, in response to the business downturn. Effective July 1, 2002, the Company reinstated employee salaries and profit sharing contributions back to the levels before the temporary reduction. The Company estimates that these actions resulted in a savings of approximately $15 million in fiscal 2002. Fiscal 2003 also included $6.5 million of the fourth quarter restructuring charge for employment reductions in selling and administrative areas and fiscal 2002 included similar costs of $11.6 million.

Research and development expenditures were $117.0 million, or 6.3 percent of net revenue, during fiscal 2003, compared with $111.8 million, or 6.5 percent of net revenue, in the prior year. These expenditures contributed to the release of 339 new products during the year. In fiscal 2003, 25.7 percent of net revenue was derived from the sale of products released by the Company within the prior three years. The Company was granted 529 new patents during the year.

During the fourth quarter of fiscal 2003, the Company discontinued the marketing and production of certain product families dedicated to the telecom industry and wrote off the related licenses. Molex also wrote down its investment in a joint venture that was engaged in the development of similar technology. Other (income) expense for fiscal 2003 included a pretax charge of $5.1 million ($3.8 million after-tax) related to these actions. During the second quarter of fiscal 2002, Molex recorded a pretax charge of $10.0 million ($6.5 million after-tax) to reflect the lower current value of its investment in an affiliate.

Net interest income was $8.2 million in fiscal 2003, an increase of $2.2 million over the prior year, primarily due to an interest benefit from the favorable closure of corporate tax audits in several U.S. jurisdictions, as well as additional interest on the Company's higher cash balances.

The effective income tax rate was 22.5 percent for fiscal 2003 compared with 17.9 percent in fiscal 2002. The rate for fiscal 2002 includes a one-time tax benefit of $5.0 million related to closure of an operation in Europe. This benefit reduced the effective tax rate in fiscal 2002 by five percentage points.

Net income grew 11.0 percent during fiscal 2003 to $84.9 million. Excluding the effect of foreign currency translation, which had a minimal impact, net income was up 10.5 percent. Fiscal 2003 net income includes a charge of $28.6 million (net of tax benefit of $11.5 million) to reflect costs associated with employment reductions and write-offs of manufacturing assets and certain investments. Fiscal 2002 net income includes a charge of $25.3 million (net of tax benefit of $8.9 million) for employment reductions and asset write-downs and impairment of an investment. Earnings per share was $0.44 during fiscal 2003 compared with $0.39 during fiscal 2002.

Comprehensive income includes all non-shareholder changes in equity and consists of net income, foreign currency translation adjustments, unrealized gains and losses on available-for-sale securities and a required minimum pension liability adjustment in fiscal 2003. The change in comprehensive income for the year was primarily due to net income and foreign currency translation adjustments. During fiscal 2003, the U.S. dollar was weaker versus the euro when compared with the prior year, resulting in an increase in comprehensive income.

Financial Condition and Liquidity

Molex's financial position remains strong and is increasingly cited by customers as a source of significant competitive advantage. The Company is consistently able to fund capital projects and working capital needs principally out of operating cash flows and cash reserves. Cash and marketable securities at June 30, 2004 totaled $338.7 million and $350.2 million at June 30, 2003.

The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management remains confident that the Company's liquidity and financial flexibility are adequate to support both current, as well as future growth. Molex has historically used external borrowings only when a clear financial advantage exists. Long-term debt at June 30, 2004 totaled $10.2 million. The Company has available lines of credit totaling $141.5 million.

Cash Flows

Cash provided from operating activities and cash used for investing activities has been restated in the Consolidated Statement of Cash Flows for the year ended June 30, 2003. See Note 3 to the **Notes to Consolidated Financial Statements** for further discussion.

Cash provided from operations for fiscal 2004 was $292.0 million, down from $304.9 million in fiscal 2003. Despite an increase in net income of $91.0 million, cash from operations decreased by $12.9 million from fiscal 2003 due mainly to increased working capital levels. As a result of higher customer revenue during fiscal 2004, accounts receivable balances increased. The Company also increased inventory levels in fiscal 2004 to support the higher volume, although this increase was partially offset by higher accounts payable balances.

Cash used for investing activities was $158.4 million in fiscal 2004 and $249.2 million in fiscal 2003. Capital expenditures increased to $189.7 million in fiscal 2004 from $171.2 million in the prior year. During fiscal 2004, Molex added a new facility in China and closed or sold facilities in Puerto Rico, U.S., United Kingdom and Slovakia. The Company purchased the assets and business of Cinch for $37.9 million during fiscal 2004. As part of the Cinch acquisition, Molex acquired facilities in France, Portugal, India and China. The Company also decreased its level of investment in marketable securities during fiscal 2004.

Cash used for financing activities was $86.1 million in fiscal 2004 down from $92.3 million in the prior year. Cash was used primarily for the payment of dividends and the purchase of treasury stock. The Company purchased 2,740,000 shares of Class A Common Stock during fiscal 2004 and 3,352,500 shares during fiscal 2003. Molex has a strong cash balance and cash flow and very little debt. The Company believes at this time that share repurchases are a good investment as compared to investing its cash in short-term money instruments or marketable securities, particularly with the current low interest rates. The Company also uses shares repurchased to replenish stock used for exercises of employee stock options, employee stock awards and the Employee Stock Purchase Plan. The Company's Board of Directors has authorized the purchase of as much as $100 million of Common and/or Class A Common Stock during fiscal 2005.

Contractual Obligations and Commercial Commitments

As of June 30, 2004, the Company is contractually obligated to make future payments as follows (in thousands):

Contractual Obligations Due by Fiscal Year:	2005	2006	2007	2008	There-after
Long-term debt	$ 904	$2,958	$1,017	$ 908	$ 5,360
Capital lease obligations	3,232	2,265	1,179	268	454
Operating leases	8,171	4,592	3,019	1,828	8,535
Total contractual obligations	$12,307	$9,815	$5,215	$3,004	$14,349

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and assumptions related to the reporting of assets, liabilities, revenues, expenses and related disclosures. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements. The significant accounting principles that management believes are the most important to aid in fully understanding the Company's financial results are included below. See **Notes to Consolidated Financial Statements** for a more detailed description of these and other accounting policies of the Company.

Revenue Recognition

The Company recognizes revenue upon shipment of product and transfer of ownership to the customer. The impact of judgments and estimates on revenue recognition is minimal. A reserve for estimated returns is established at the time of sale based on historical return experience to cover returns of defective product and is recorded as a reduction of revenue. A reserve for doubtful accounts is recorded generally based on a percentage of aged receivables and management's evaluation of customer credit risk. Management judgment is utilized in assessing customer creditworthiness, changes in customer payment history, historical bad debt experience and economic and market trends. Different assumptions or changes in economic circumstances could result in changes to these reserves.

Income Taxes

Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. The Company has net deferred tax assets of $139.8 million at June 30, 2004.

In assessing the need for valuation allowances, the Company considers future forecasted taxable income and tax planning strategies. The Company has determined that it is unlikely that it will realize a net deferred asset in the future relating to certain non-U.S. net operating losses. A valuation allowance of $7.3 million was recorded in fiscal 2004 to offset the recording of a deferred tax asset of $7.3 million related to certain European net operating losses. The cumulative valuation allowance relating to net operating losses is approximately $26 million at June 30, 2004.

The Company has operations in several countries around the world that are subject to income and other similar taxes in these countries. The estimation of the income tax amounts to be recorded by the Company involves the interpretation of complex tax laws and regulations, evaluation of tax audit findings and assessment of how the foreign taxes may affect domestic taxes. Although the Company's management believes its tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

Allowance for Inventory

Inventories are valued at the lower of first-in, first-out ("FIFO") cost or market value. FIFO inventories recorded in the Company's consolidated balance sheet are adjusted for an allowance covering inventories determined to be slow-moving or excess. The allowance for slow-moving and excess inventories is maintained at an amount management considers appropriate based on factors such as historical usage of the product, open sales orders and future sales forecasts. Such factors require judgment, and changes in any of these factors could result in changes to this allowance.

Pension Plans

The Company's pension obligations are measured as of March 31 for the U.S. plan and as of June 30 for the international plans. International plans are primarily in Japan, Ireland, Taiwan and Korea. The weighted-average assumptions used in the measurement of the projected benefit obligation (PBO) as of June 30 and pension expense for the years ended June 30 are as follows:

	2004		2003		2002	
	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans
PBO as of June 30:						
Discount rate	5.75%	3.6%	6.25%	3.1%	7.25%	3.6%
Rate of compensation increase	3.5%	3.6%	3.5%	2.9%	4.0%	3.2%
Pension expense for the years ended June 30:						
Discount rate	6.25%	3.1%	7.25%	3.6%	7.25%	4.0%
Expected return on plan assets	8.5%	6.5%	9.0%	6.4%	9.0%	6.9%
Rate of compensation increase	3.5%	2.9%	4.0%	3.2%	4.5%	2.3%

The discount rate is determined based on high-quality fixed income investments that match the duration of expected benefit payments. The Company has typically used the corporate AA/Aa bond rate for this assumption. The expected return on plan assets noted above represents a forward projection of the average rate of earnings expected on the pension assets. The Company has estimated this rate based on historical returns of similarly diversified portfolios. The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.

The effects of the indicated increase and decrease in selected assumptions, assuming no changes in benefit levels and no amortization of gains or losses, for the Company's pension plans as of June 30, 2004, is shown below (in thousands):

	Increase (Decrease) in PBO		Increase (Decrease) in Pension Expense	
	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans
Discount rate change:				
Increase 0.5 point	$(3,636)	$(8,446)	$(271)	$(448)
Decrease 0.5 point	3,186	7,302	304	494
Expected rate of return change:				
Increase 1.0 point	N/A	N/A	(261)	(250)
Decrease 1.0 point	N/A	N/A	261	250

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risks at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes with a focus on total return. The weighted-average asset allocations for the Company's pension plans at June 30 are as follows:

	2004		2003	
	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans
Asset allocation:				
Equity	62%	67%	39%	59%
Bonds	38%	28%	61%	32%
Real estate and other	N/A	5%	N/A	9%

The expected benefit payments from the Company's pension plans are as follows: $3.4 million in 2005; $3.1 million in 2006; $3.4 million in 2007; $4.8 million in 2008; $4.2 million in 2009 and $16.1 million in 2010 to 2014. The Company expects to contribute $3.7 million in fiscal 2005 to its pension plans.

Other Postretirement Benefits

The Company has retiree health care plans that cover the majority of its U.S. employees. There are no significant postretirement health care benefit plans outside of the U.S. The Company measures its retiree health care benefit obligations as of March 31. The weighted-average assumptions used to determine the accumulated postretirement benefit obligation (APBO) as of June 30 and benefit expense for the years ended June 30 are as follows:

	2004	2003	2002
APBO as of June 30:			
Discount rate	5.75%	6.25%	7.25%
Health care cost trend rate	10.0%	10.0%	8.0%
Ultimate health care cost trend rate	5.0%	5.0%	5.0%
Years to ultimate rate	2009	2008	2007
Benefit expense for the years ended June 30:			
Discount rate	6.25%	7.25%	7.25%
Health care cost trend rate	10.0%	8.0%	6.3%
Ultimate health care cost trend rate	5.0%	5.0%	5.0%
Years to ultimate rate	2008	2007	2006

The health care cost trend rate assumption has a significant effect on the amount of the APBO and retiree health care benefit expense. A one-percentage point change in the assumed health care cost trend rates would have the following effects (in thousands):

	2004	2003	2002
Effect on total service and interest cost:			
Increase 1.0 point	$ 714	$ 407	$ 445
Decrease 1.0 point	$ (600)	$ (317)	$ (344)
Effect on APBO:			
Increase 1.0 point	$ 6,277	$ 5,942	$ 2,734
Decrease 1.0 point	$(5,279)	$(4,654)	$(2,169)

Goodwill and Intangible Assets

The Company reviews at least annually the realizability of goodwill and other intangible assets. The Company uses a discounted cash flow model for the evaluation of impairment. The expected future cash flows are based on management's estimates and are determined by looking at numerous factors including, but not limited to, projected economic conditions and customer demand, manufacturing capacity, operating costs and new products introduced. Although management believes its assumptions in determining the projected cash flows are reasonable, changes in those estimates could affect the evaluation.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" that was effective for the Company's fiscal year ended June 30, 2004. This revised statement impacts disclosure provisions only and requires additional disclosures about plan assets, benefit obligations, cash flows and net periodic benefit costs for pension plans and postretirement benefit plans. See Notes 8 and 9 to the **Notes to Consolidated Financial Statements** for the aforementioned disclosures.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was enacted on December 8, 2003. The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Accounting guidance has been provided by the FASB in FSP No. 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". Molex has determined that the benefits provided by its plan are actuarially equivalent to Medicare Part D. The Company has elected to use the retroactive approach to reflect the federal subsidy that will be provided by the Medicare Act and accordingly has remeasured plan liabilities and expense as of December 31, 2003. See Note 9 to the **Notes to Consolidated Financial Statements** for further discussion on the impact of this election.

Item 7A - Quantitative and Qualitative Disclosures About Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates, interest rates and certain commodity prices. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves and invoicing of customers in the same currency as the source of the products. Molex also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of foreign exchange contracts to protect or preserve the value of intercompany cash flows. No material foreign exchange contracts were in use at June 30, 2004 and 2003.

The Company has implemented a formalized treasury risk management policy that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, the Company does not use derivative financial or commodity instruments for speculative purposes, and the use of such instruments is subject to strict approval levels by senior management. Typically, the use of derivative instruments is limited to hedging activities related to specific foreign currency cash flows.

The Company's $104.2 million of marketable securities at June 30, 2004 are principally debt instruments that generate interest income for the Company on temporary excess cash balances. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. The Company's exposure related to derivative instrument transactions is, in the aggregate, not material to Molex's financial position, results of operations or cash flows.

Interest rate exposure is limited to marketable securities owned by the Company and long-term debt. The Company does not actively manage the risk of interest rate fluctuations. However, such risk is mitigated by the relatively short-term nature of its investments, less than 12 months, and the fixed-rate nature of its long-term debt.

Molex does not have exposure to any off-balance-sheet arrangements with the exception of certain operating leases. See Note 11 to the **Notes to Consolidated Financial Statements** for further discussion on the Company's lease arrangements. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products or geographic locations.

The Company monitors the environmental laws and regulations in the countries in which it operates. Molex has implemented an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local government regulations.

Item 8. Financial Statements and Supplementary Data

Management's Statement of Responsibility for Financial Statements

The management of the Company is responsible for the information contained in the consolidated financial statements and in the other parts of this report. The accompanying consolidated financial statements of Molex Incorporated and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America and as such, include amounts that are based on management's best estimates and judgments.

The Company's system of internal control is designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and properly recorded, and that the financial records can be relied upon for the preparation of the consolidated financial statements. Elements of the Company's control environment include the careful selection and training of employees, the appropriate division of responsibilities, the application of formal policies and procedures and continuous programs of internal review.

The Company's independent auditors, Deloitte & Touche LLP, are responsible for conducting an audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Molex Incorporated and its subsidiaries in conformity with accounting principles generally accepted in the United States of America.

The Audit Committee of the Board of Directors reviews the Company's financial statements and meets regularly with management and the independent auditors to review accounting, internal control, auditing and financial reporting matters.

			
Fred A. Krehbiel Co-Chairman of the Board	John H. Krehbiel, Jr. Co-Chairman of the Board	J. Joseph King Vice Chairman and Chief Executive Officer	Diane S. Bullock Corporate Vice President, Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Molex Incorporated

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the accompanying consolidated statement of cash flows for the year ended June 30, 2003 has been restated.

Deloitte + Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
August 20, 2004

Molex Incorporated
Consolidated Balance Sheets

(in thousands, except per share data)

	June 30	
ASSETS	2004	2003
Current assets:		
Cash and cash equivalents	$ 234,431	$ 178,976
Marketable securities	104,223	171,235
Accounts receivable, less allowance of $22,901 in 2004 and $18,404 in 2003 for returns and doubtful accounts	529,630	396,780
Inventories	265,344	179,256
Deferred income taxes	20,258	19,632
Prepaid expenses	14,758	16,234
Total current assets	1,168,644	962,113
Property, plant and equipment, net	1,022,378	1,007,948
Goodwill	164,915	160,732
Non-current deferred income taxes	119,532	108,313
Other assets	96,877	90,764
Total assets	$2,572,346	$2,329,870
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term loans and current portions of long-term debt and capital leases	$ 3,694	$ 6,088
Accounts payable	234,823	175,815
Accrued expenses:		
Salaries, commissions and bonuses	66,327	45,318
Severance	2,679	12,714
Other	74,154	64,962
Income taxes payable	46,787	51,251
Total current liabilities	428,464	356,148
Other non-current liabilities	10,487	1,103
Accrued pension and postretirement benefits	52,151	58,430
Long-term debt	10,243	13,137
Obligations under capital leases	3,796	3,731
Minority interest in subsidiaries	1,211	753
Shareholders' equity:		
Common Stock, $0.05 par value; 200,000 shares authorized; 110,415 shares issued at 2004 and 110,124 shares issued at 2003	5,521	5,506
Class A Common Stock, $0.05 par value; 200,000 shares authorized; 104,162 shares issued at 2004 and 103,390 shares issued at 2003	5,208	5,169
Class B Common Stock, $0.05 par value; 146 shares authorized; 94 shares issued at 2004 and 2003	5	5
Paid-in capital	369,660	341,530
Retained earnings	2,160,368	2,003,440
Treasury stock (Common Stock, 9,857 shares at 2004 and 9,855 shares at 2003; Class A Common Stock, 15,744 shares at 2004 and 12,976 shares at 2003), at cost	(509,161)	(437,234)
Deferred unearned compensation	(32,180)	(32,094)
Accumulated other comprehensive income	66,573	10,246
Total shareholders' equity	2,065,994	1,896,568
Total liabilities and shareholders' equity	$2,572,346	$2,329,870

The accompanying **Notes to Consolidated Financial Statements** are an integral part of these consolidated financial statements.

Molex Incorporated
Consolidated Statements of Income

(in thousands, except per share data)

	Year Ended June 30		
	2004	2003	2002
Net revenue	$2,246,715	$1,843,098	$1,711,497
Cost of sales	1,469,969	1,263,850	1,174,946
GROSS PROFIT	776,746	579,248	536,551
Selling, general and administrative expenses:			
Selling	199,224	161,519	145,004
General and administrative	356,339	315,471	293,596
Total selling, general and administrative expenses	555,563	476,990	438,600
INCOME FROM OPERATIONS	221,183	102,258	97,951
Other (income) expense:			
Gain on sale of affiliate stock	(10,393)	-	-
Impairment and write-down of investments	4,987	5,089	12,570
Equity income	(9,555)	(4,707)	(1,854)
Interest income, net	(3,748)	(8,166)	(5,986)
Total other (income) expense	(18,709)	(7,784)	4,730
INCOME BEFORE INCOME TAXES	239,892	110,042	93,221
Income taxes	63,571	24,762	16,684
Minority interest	371	362	58
NET INCOME	$ 175,950	$ 84,918	$ 76,479
EARNING PER SHARE:			
Basic	$ 0.93	$ 0.44	$ 0.39
Diluted	$ 0.92	$ 0.44	$ 0.39
DIVIDENDS PER SHARE	$ 0.10	$ 0.10	$ 0.10
AVERAGE COMMON SHARES OUTSTANDING:			
Basic	190,207	191,873	194,327
Diluted	192,186	193,229	195,986

The accompanying **Notes to Consolidated Financial Statements** are an integral part of these consolidated financial statements.

Molex Incorporated
Consolidated Statements of Cash Flows

(in thousands)

	Year Ended June 30		
	2004	2003	2002
		Restated (Note 3)	
Cash and cash equivalents, beginning of year	$178,976	$213,477	$138,438
OPERATING ACTIVITIES			
Net income	175,950	84,918	76,479
Add (deduct) non-cash items included in net income:			
Depreciation and amortization	228,480	228,730	223,687
Asset write-downs included in restructuring costs	-	23,070	5,452
Impairment and write-down of investments	4,987	5,089	12,570
Deferred income taxes	(7,698)	(31,412)	(19,785)
Loss on sale of property, plant and equipment	3,983	5,394	1,654
Amortization of deferred unearned compensation	13,848	12,807	11,110
Changes in assets and liabilities, excluding effects of foreign currency adjustments and acquisition:			
Accounts receivable	(93,909)	836	46,841
Inventories	(72,159)	(6,734)	52,798
Accounts payable	40,555	(11,730)	(408)
Other current assets and liabilities	9,319	(2,486)	(15,296)
Other assets and liabilities	(11,325)	(3,610)	527
Cash provided from operating activities	292,031	304,872	395,629
INVESTING ACTIVITIES			
Capital expenditures	(189,724)	(171,193)	(172,497)
Proceeds from sale of property, plant and equipment	7,087	3,851	4,751
Purchases of business assets, net of cash acquired	(37,920)	-	(4,702)
Sales (purchases) of marketable securities	67,012	(71,387)	(30,454)
Other investing activities	(4,813)	(10,496)	(20,725)
Cash used for investing activities	(158,358)	(249,225)	(223,627)
FINANCING ACTIVITIES			
Net decrease in short-term loans	(656)	(794)	(853)
Net decrease in long-term debt	(3,586)	(916)	(5,129)
Cash dividends paid	(19,022)	(19,214)	(19,462)
Principal payments on capital leases	(4,649)	(7,075)	(8,926)
Exercise of stock options	9,972	8,580	6,020
Purchase of treasury stock	(70,215)	(74,997)	(80,165)
Reissuance of treasury stock	2,048	2,085	2,378
Cash used for financing activities	(86,108)	(92,331)	(106,137)
Effect of exchange rate changes on cash	7,890	2,183	9,174
Net increase (decrease) in cash and cash equivalents	55,455	(34,501)	75,039
Cash and cash equivalents, end of year	$234,431	$178,976	$213,477

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 842	$ 1,835	$ 2,225
Income taxes	$ 82,508	$ 41,776	$ 45,406

The accompanying **Notes to Consolidated Financial Statements** are an integral part of these consolidated financial statements.

Molex Incorporated
Consolidated Statements of Shareholders' Equity

(in thousands)

	Year Ended June 30		
	2004	2003	2002
Common stock	$ 10,734	$ 10,680	$ 10,628
Paid-in capital			
Beginning balance	$ 341,530	$ 311,631	$ 289,683
Stock options granted	12,552	12,552	10,280
Stock options forfeited	(2,022)	(939)	(3,059)
Exercise of stock options	12,057	9,173	7,322
Issuance of stock awards	3,951	6,564	3,463
Treasury stock	747	635	1,084
Other	845	1,914	2,858
Ending balance	$ 369,660	$ 341,530	$ 311,631
Retained earnings			
Beginning balance	$2,003,440	$1,937,488	$1,880,450
Net income	175,950	84,918	76,479
Cash dividends	(19,042)	(19,202)	(19,441)
Other	20	236	-
Ending balance	$2,160,368	$2,003,440	$1,937,488
Treasury stock			
Beginning balance	$ (437,234)	$ (362,479)	$ (281,469)
Purchase of treasury stock	(70,215)	(74,997)	(80,165)
Reissuance of treasury stock	1,301	1,450	1,294
Exercise of stock options	(2,672)	(645)	(1,332)
Other	(341)	(563)	(807)
Ending balance	$ (509,161)	$ (437,234)	$ (362,479)
Deferred unearned compensation			
Beginning balance	$ (32,094)	$ (27,262)	$ (28,407)
Stock options granted	(12,552)	(12,552)	(10,280)
Stock options forfeited	2,034	942	2,925
Issuance of stock awards	(3,416)	(6,029)	(2,610)
Compensation expense	13,848	12,807	11,110
Ending balance	$ (32,180)	$ (32,094)	$ (27,262)
Accumulated other comprehensive income			
Beginning balance	$ 10,246	$ (42,354)	$ (105,214)
Translation adjustments	51,544	56,982	61,512
Minimum pension liability	4,503	(4,503)	-
Unrealized investment gain	280	121	1,348
Ending balance	$ 66,573	$ 10,246	$ (42,354)
Total shareholders' equity	$2,065,994	$1,896,568	$1,827,652
Comprehensive income:			
Net income	$ 175,950	$ 84,918	$ 76,479
Translation adjustments	51,544	56,982	61,512
Minimum pension liability	4,503	(4,503)	-
Unrealized investment gain	280	121	1,348
Total comprehensive income	$ 232,277	$ 137,518	$ 139,339

The accompanying **Notes to Consolidated Financial Statements** are an integral part of these consolidated financial statements.

Molex Incorporated
Notes to Consolidated Financial Statements

(in thousands, except per share data)

1. Nature of Operations

Molex Incorporated manufactures electronic components, including electrical and fiber optic interconnection products and systems, switches and integrated products in 55 plants in 19 countries throughout the world.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Molex Incorporated and its majority-owned subsidiaries (the Company or Molex). All material intercompany balances and transactions are eliminated in consolidation. Investments in affiliates in which the Company's ownership is 20 percent to 50 percent are reported using the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires the use of estimates and assumptions related to the reporting of assets, liabilities, revenues, expenses and related disclosures. Significant estimates and assumptions were used in the estimation of income taxes (see Note 7), pension and retiree health care benefit obligations (see Notes 8 and 9) and stock options (see Note 14). Estimates are revised as additional information becomes available. Actual results could differ from these estimates.

Currency Translation

Assets and liabilities of international entities have been translated at period-end exchange rates and income and expenses have been translated using weighted-average exchange rates for the period. Translation adjustments are included as a component of accumulated other comprehensive income.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of government and municipal debt securities and are carried at fair value. The Company generally holds these instruments for three months to 12 months. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. Marketable securities are classified as available-for-sale securities and, accordingly, mark-to-market adjustments are recorded in other comprehensive income.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market. Inventories less allowance of $41,327 at June 30, 2004 and $40,386 at June 30, 2003 consist of the following:

	2004	2003
Raw materials	$ 39,743	$ 26,155
Work in progress	91,168	63,807
Finished goods	134,433	89,294
Total inventories	$ 265,344	$ 179,256

Property, Plant and Equipment

Property, plant and equipment are reported at cost less accumulated depreciation. Depreciation is provided substantially on a straight-line basis for financial statement purposes and on accelerated and straight-line methods for tax purposes. At June 30, property, plant and equipment consist of the following:

	2004	2003
Land and improvements	$ 82,051	$ 79,844
Buildings and leasehold improvements	548,717	519,611
Machinery and equipment	1,426,090	1,341,032
Molds and dies	659,571	590,794
Construction in progress	66,094	76,649
Total	$2,782,523	$2,607,930
Accumulated depreciation	(1,760,145)	(1,599,982)
Net property, plant and equipment	$1,022,378	$1,007,948

The estimated useful lives are as follows:

Buildings	25–45 years
Machinery and equipment	3–10 years
Molds and dies	3–4 years

Depreciation expense for property, plant and equipment was $225,196 in 2004; $223,867 in 2003; and $217,714 in 2002. Costs of leasehold improvements are amortized over the terms of the related leases using various methods. The Company performs reviews for impairment of long-lived assets whenever adverse events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and the eventual disposition are less than the carrying amount.

Goodwill and Intangible Assets

As of July 1, 2001, pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortization of all goodwill and indefinite-life assets. Goodwill and intangible assets with indefinite lives are now subject to an annual test for impairment. An annual review was performed during the fourth quarter of fiscal 2004 resulting in no impairment in the value of the Company's goodwill and other intangible assets. The carrying amount of goodwill increased due to goodwill recorded as a result of the Company's acquisition during fiscal 2004 (see Note 4) and foreign currency translation.

All of the Company's intangible assets are recorded in "Other Assets" and are subject to amortization as follows:

	License Fees	Patents	Total
At June 30, 2004:			
Gross carrying value	$ 11,584	$ 2,512	$ 14,096
Accumulated amortization	(6,544)	(340)	(6,884)
Net carrying value	$ 5,040	$ 2,172	$ 7,212
At June 30, 2003:			
Gross carrying value	$ 12,765	$ 1,358	$ 14,123
Accumulated amortization	(6,254)	(399)	(6,653)
Net carrying value	$ 6,511	$ 959	$ 7,470

Total amortization expense for intangible assets was $3,284 in 2004; $4,013 in 2003; and $4,887 in 2002. Estimated aggregate amortization expense for intangible assets is as follows: $2,704 in 2005; $1,601 in 2006; $1,141 in 2007; $624 in 2008; and $348 in 2009.

Revenue Recognition

The Company recognizes revenue upon shipment of product and transfer of ownership to the customer. A reserve for estimated returns is established at the time of sale based on historical return experience to cover returns of defective product and is recorded as a reduction of revenue. A reserve for doubtful accounts is recorded generally based on a percentage of aged receivables and management's evaluation of customer credit risk.

Research and Development and Patent Costs

Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Research and development costs are included in selling, general and administrative expenses and totaled $119,028 in 2004; $116,986 in 2003; and $111,771 in 2002. Patent costs were $3,118 in 2004; $3,949 in 2003; and $4,564 in 2002.

Stock-Based Compensation

Stock-based employee compensation plans are accounted for using the intrinsic method under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." As permitted by SFAS No. 123, "Accounting for Stock-based Compensation" and amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment of SFAS No. 123," the effect on net income, basic earnings per share and diluted earnings per share of accounting for stock-based compensation in accordance with SFAS No. 123 is disclosed. See Note 14 for a description of the stock-based compensation plans and the aforementioned disclosures.

Income Taxes

Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. The Company has operations in several countries around the world that are subject to income and other similar taxes in these countries. The estimation of the income tax amounts to be recorded by the Company involves the interpretation of complex tax laws and regulations, evaluation of tax audit findings and assessment of how the foreign taxes may affect domestic taxes.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common shares outstanding, which includes stock options, during the year. A reconciliation of the basic average common shares outstanding to diluted average common shares outstanding as of June 30 is as follows:

	2004	2003	2002
Basic average common shares outstanding	190,207	191,873	194,327
Effect of dilutive stock options	1,979	1,356	1,659
Diluted average common shares outstanding	192,186	193,229	195,986

Excluded from the computations above were anti-dilutive shares of 1,265 in 2004; 2,103 in 2003; and 971 in 2002.

Derivative Instruments and Hedging Activities

The use of derivative instruments is limited primarily to hedging activities related to specific foreign currency cash flows. The Company had no derivatives outstanding at June 30, 2004. The impact of gains and losses on such instruments was not material to the results of operations for years ending June 30, 2004, 2003 and 2002.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the 2004 classifications. The Company had historically recorded gains or losses on sale of property, plant and equipment and impairment and write-down of fixed assets, as well as equity income, in selling, general and administrative expenses. Effective June 30, 2004, the Company records gains or losses on fixed assets in cost of sales and equity income in other (income) expense.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" that was effective for the Company's fiscal year ended June 30, 2004. This revised statement impacts disclosure provisions only and requires additional disclosures about plan assets, benefit obligations, cash flows and net periodic benefit costs for pension plans and postretirement benefit plans. See Notes 8 and 9 for information on the Company's pension and other postretirement benefits and the required disclosures.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was enacted on December 8, 2003. The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Accounting guidance was provided by the FASB in FSP No. 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". Molex has determined that the benefits provided by its plan are actuarially equivalent to Medicare Part D. The Company has elected to use the retroactive approach to reflect the federal subsidy that will be provided by the Medicare Act and accordingly has remeasured plan liabilities and expense as of December 31, 2003. See Note 9 for further discussion on the impact of this election.

3. Restatement of Cash Flow Activities

During the fourth quarter of fiscal 2004, the Company implemented a new process to capture and analyze the various financial data used in the preparation of the consolidated statement of cash flows. The new financial reporting process was designed to improve management's ability to analyze and review all significant cash flow activity. During the testing of the new process, the Company determined that certain changes in other assets and liabilities that historically had been reported as investing activities should have been reported as operating activities.

Cash provided from operating activities and cash used for investing activities has been restated in the consolidated statement of cash flows for the year ended June 30, 2003 as follows:

	Restated	Previously Reported
Cash provided from operating activities	$ 304,872	$ 349,473
Cash used for investing activities	$(249,225)	$(293,826)

The impact on reported cash flow activity was not material for the Company's fiscal 2004 quarters ended March 31, December 31 and September 30 and for the year ended June 30, 2002. Accordingly, such periods have not been restated.

4. Acquisition

On April 2, 2004, the Company acquired 100 percent of the assets and assumed certain liabilities of Connecteurs Cinch S.A. (Cinch) and its subsidiaries in Portugal, India and China for $37.9 million in cash. Cinch specializes in automotive connection technology and with its strong European presence will strengthen Molex's role as a supplier of innovative interconnection solutions to the major global automotive manufacturers.

This acquisition was accounted for using the purchase method of accounting and the results of operations from the date of acquisition are included in the consolidated financial statements. Incremental sales for fiscal 2004 were $20.5 million. Cinch financial results are not material to the results of operations of the Company and proforma financial data is not presented. The purchase price of $37.9 million, net of acquired cash, was allocated on a preliminary basis to the assets acquired based on their estimated fair values as follows:

Current assets	$ 26,578
Property, plant and equipment	22,842
Goodwill and intangible assets	3,790
Liabilities assumed	(15,290)
Total purchase price	$ 37,920

5. Restructuring Costs

Fiscal 2003

As a result of continuing weak demand in the telecommunications infrastructure market, the Company implemented several actions to address the competitive challenges in this market. During the fourth quarter of fiscal 2003, the Company recorded pretax charges totaling $35.0 million ($24.8 million after-tax) related to these actions. These charges comprised $23.1 million relating to write-down and impairment of manufacturing assets and $11.9 million for severance and other benefits relating to workforce reductions of 537 people. Pretax charges of $6.5 million were recorded in selling, general and administrative expenses and $28.5 million were recorded in cost of sales, including the non-cash charge of $23.1 million for asset write-down and impairment. The charges impacted the Americas region by $27.7 million and the European region by $7.3 million where the Company had its highest concentration of telecom business.

The Company consolidated manufacturing production that supported the telecommunications infrastructure market in the Americas and European regions, as well as discontinued the marketing and production of certain product families. Manufacturing assets were written down to expected disposal value. Of the 537 people included in the workforce reduction, 376 were directly involved in manufacturing operations and 161 were involved in manufacturing support and sales and administrative positions. Some employment reductions occurred during fiscal 2003, and substantially all remaining employment reductions occurred in the first half of fiscal 2004. Most of the remaining severance payments related to the fiscal 2003 restructuring charge will be paid during fiscal 2005.

Fiscal 2002

During fiscal 2002, customer demand continued to decline significantly, especially in the telecommunications and computer industries. As a result, the Company implemented a plan to further reduce fixed costs through additional workforce reductions and closure of some smaller operations. During the second quarter of fiscal 2002, the Company recorded a pretax charge related to this plan of $24.2 million ($18.8 million after-tax). This charge comprised $18.7 million to reflect costs associated with a reduction in the global workforce of approximately 800 people and $5.5 million of asset write-down costs. Pretax charges of $12.6 million were recorded in cost of sales and $11.6 million in selling, general and administrative expenses. The charges impacted the Americas region by $12.0 million and the European region by $8.6 million, with the remainder impacting Corporate.

Of the approximately 800 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 400 were involved in sales and administrative positions. Employment reductions of approximately 600 occurred during the second quarter of fiscal 2002 and the remaining employment reductions occurred during the second half of fiscal 2002.

Fiscal 2001

As a result of the sudden downturn in the second half of fiscal 2001, the Company implemented a plan to reduce fixed costs in line with expected revenues. During the fourth quarter of fiscal 2001, the Company recorded a pretax charge of $30.8 million ($21.4 million after-tax) to reflect costs of $27.7 million associated with a reduction in the global workforce of approximately 950 people and asset write-offs related to operations being closed of $3.1 million.

Of the approximately 950 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 550 were involved in sales and administrative positions. Employment reductions of approximately 100 occurred during the fourth quarter of fiscal 2001 and the majority of the remaining employment reductions occurred during the first quarter of fiscal 2002.

Changes in the accrued severance balance are summarized as follows:

	2003 Charge	2002 Charge	2001 Charge	Total
Balance at June 30, 2001	$ -	$ -	$ 23,468	$ 23,468
Charges to expense	-	18,675	-	18,675
Cash payments	-	(9,242)	(18,540)	(27,782)
Non-cash related costs	-	(1,356)	-	(1,356)
Balance at June 30, 2002	-	8,077	4,928	13,005
Charges to expense	11,960	-	-	11,960
Cash payments	(1,123)	(6,246)	(4,171)	(11,540)
Non-cash related costs	(711)	-	-	(711)
Balance at June 30, 2003	10,126	1,831	757	12,714
Cash payments	(7,447)	(1,831)	(757)	(10,035)
Balance at June 30, 2004	$ 2,679	$ -	$ -	$ 2,679

6. Other (Income) Expense

The Company recorded a pre-tax gain of $10.4 million ($7.5 million after-tax) for the sale of stock of an affiliate and an equity gain resulting from an IPO completed by the affiliate during the second quarter of fiscal 2004. Molex retains a 20 percent ownership in this affiliate. In addition, the Company recorded a pretax charge of $5.0 million ($3.8 million after-tax) to exit other investments in start-up technologies.

During the fourth quarter of fiscal 2003, the Company discontinued the marketing and production of certain product families dedicated to the telecom industry and wrote off the related licenses. Molex also wrote down its investment in a joint venture that was engaged in the development of similar technology. The Company recorded a pretax charge of $5.1 million ($3.8 million after-tax) related to these actions.

During the second quarter of fiscal 2002, Molex recorded a pretax charge of $10.0 million ($6.5 million after-tax) to reflect the lower current value of its investment in an affiliate.

7. Income Taxes

Income before income taxes for the years ended June 30, is summarized as follows:

	2004	2003	2002
United States	$ 83,455	$ 11,472	$ (5,686)
International	156,437	98,570	98,907
Income before income taxes	$ 239,892	$ 110,042	$ 93,221

The components of income tax expense (benefit) for the year ended June 30, were as follows:

	2004	2003	2002
Currently payable:			
U.S. Federal	$ 2,187	$ 3,675	$ (2,829)
State	3,063	(2,250)	(525)
International	66,019	54,749	39,823
Total currently payable	$ 71,269	$ 56,174	$ 36,469
Deferred:			
U.S. Federal	$ (2,035)	$(26,525)	$(22,185)
International	(5,663)	(4,887)	2,400
Total deferred	(7,698)	(31,412)	(19,785)
Total income tax expense	$ 63,571	$ 24,762	$ 16,684

The Company's effective tax rate differs from the U.S. Federal income tax rate for the years ended June 30, as follows:

	2004	2003	2002
U.S. Federal income tax rate	35.0%	35.0%	35.0%
Permanent tax exemptions	(4.3)	(8.5)	(8.4)
Repatriation of foreign earnings	(4.5)	(8.7)	(5.4)
Tax examinations and settlements	(2.6)	-	-
Investments	-	-	(5.0)
Valuation allowance	3.0	9.1	8.7
State income taxes, net of Federal tax benefit	1.3	(2.0)	(0.6)
Foreign tax rates less than U.S. Federal rate (net)	(1.5)	(2.5)	(6.0)
Other	0.1	0.1	(0.4)
Effective tax rate	26.5%	22.5%	17.9%

At June 30, 2004, the Company had approximately $62,000 of non-U.S. net operating loss carryforwards and $13,000 of U.S. capital loss carryforwards. The capital loss carryforwards can be carried forward to offset future U.S. capital gains through the year ended June 30, 2007. The non-U.S. net operating losses can be carried forward indefinitely. A valuation allowance is provided for when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2004 and 2003, the Company has recorded valuation allowances of $25,839 and $18,557, respectively, against the non-U.S. net operating loss carryforwards.

The components of net deferred tax assets and liabilities as of June 30 are as follows:

	2004	2003
Deferred income tax assets (liabilities):		
Pension and other postretirement liabilities	$ 20,717	$ 21,350
Stock option and other benefits	15,008	14,544
Capitalized research and development	29,829	-
Foreign tax credits	29,048	47,617
Net operating losses	25,839	18,557
Depreciation and amortization	15,520	16,782
Inventory	13,096	14,523
Minimum tax credit	10,950	4,736
Allowance for doubtful accounts	4,755	5,283
Other, net	10,730	7,976
Valuation allowance	(25,839)	(18,557)
Investments	(9,863)	(4,866)
Total deferred income tax assets	$ 139,790	$ 127,945

The deferred tax amounts reported in the consolidated balance sheet as of June 30 are as follows:

	2004	2003
Deferred income taxes:		
Current asset	$ 20,258	$ 19,632
Non-current asset	119,532	108,313
Total	$ 139,790	$ 127,945

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $480,000 of undistributed earnings of certain of its non-U.S. subsidiaries as of June 30, 2004. These earnings are intended to be permanently reinvested.

8. Pension Plans

Plan Overview and Assumptions

The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. plant hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during their last years of employment.

The Company also provides discretionary savings and other defined contribution plans covering substantially all of its U.S. employees and certain employees in international subsidiaries. Employer contributions to these plans of $14,665; $15,438; and $10,801 were charged to operations during 2004, 2003 and 2002, respectively.

The Company's pension obligations are measured as of March 31 for the U.S. plan and as of June 30 for the international plans. International plans are primarily in Japan, Ireland, Taiwan and Korea. The weighted-average assumptions used in the measurement of the projected benefit obligation (PBO) as of June 30 and pension expense for the years ended June 30 are as follows:

	2004		2003		2002	
	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans
PBO as of June 30:						
Discount rate	5.75%	3.6%	6.25%	3.1%	7.25%	3.6%
Rate of compensation increase	3.5%	3.6%	3.5%	2.9%	4.0%	3.2%
Pension expense for the years ended June 30:						
Discount rate	6.25%	3.1%	7.25%	3.6%	7.25%	4.0%
Expected return on plan assets	8.5%	6.5%	9.0%	6.4%	9.0%	6.9%
Rate of compensation increase	3.5%	2.9%	4.0%	3.2%	4.5%	2.3%

The discount rate is determined based on high-quality fixed income investments that match the duration of expected benefit payments. The Company has typically used the corporate AA/Aa bond rate for this assumption. The expected return on plan assets noted above represents a forward projection of the average rate of earnings expected on the pension assets. The Company has estimated this rate based on historical returns of similarly diversified portfolios. The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.

Pension Expense

The components of pension expense for the Company's plans consist of the following for the years ended June 30:

	2004		2003		2002	
	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans
Service cost	$ 2,325	$ 5,007	$ 1,962	$ 4,107	$ 2,376	$ 3,372
Interest cost	1,828	2,085	1,613	1,960	1,572	1,729
Expected return on plan assets	(2,225)	(1,727)	(1,661)	(1,377)	(1,611)	(1,463)
Amortization of prior service cost	204	-	202	-	231	-
Amortization of unrecognized transition obligation	-	59	-	57	-	56
Recognized actuarial (gains) losses	375	1,170	-	286	-	(722)
Other items	-	1,422	-	-	(640)	1,110
Pension expense	$ 2,507	$ 8,016	$ 2,116	$ 5,033	$ 1,928	$ 4,082

Benefit Obligations and Plan Assets

The following provides a reconciliation of the PBO, plan assets and funded status of the Company's pension plans as of June 30:

	2004		2003	
	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans
Change in PBO:				
PBO at beginning of year	$29,560	$ 66,494	$22,511	$ 54,095
Service cost	2,325	5,007	1,962	4,107
Interest cost	1,828	2,085	1,613	1,960
Participant contributions	-	198	-	173
Effect of settlement	-	1,422	-	-
Benefits paid	(748)	(5,347)	(716)	(2,859)
Liability (gains) losses	3,576	(744)	4,190	5,700
Changes in foreign currency	-	5,178	-	3,318
PBO at end of year	$36,541	$ 74,293	$29,560	$ 66,494
Change in plan assets:				
Fair value of plan assets at beginning of year	$29,065	$ 24,538	$18,441	$ 19,522
Actual return on plan assets	4,582	3,337	(1,260)	(1,212)
Employer contributions	1,500	4,209	12,600	5,774
Participant contributions	-	198	-	173
Effect of settlement	-	1,422	-	-
Benefits paid	(748)	(5,066)	(716)	(2,619)
Changes in foreign currency	-	1,469	-	2,900
Fair value of plan assets at end of year	$34,399	$ 30,107	$29,065	$ 24,538
Unfunded status	$ (2,142)	$ (44,186)	$ (495)	$ (41,956)
Unrecognized net transition liability	-	671	-	705
Unrecognized net actuarial loss	7,924	18,701	7,081	16,986
Unrecognized prior service cost	347	-	551	-
Net amount recognized	$ 6,129	$ (24,814)	$ 7,137	$ (24,265)
Amounts recognized in the consolidated balance sheet consist of:				
Prepaid benefit cost	$ 6,129	$ 6,544	$12,000	$ 4,341
Accrued benefit liability	-	(31,358)	(8,487)	(32,455)
Intangible asset	-	-	551	-
Accumulated other comprehensive income	-	-	3,073	3,849
Net amount recognized	$ 6,129	$ (24,814)	$ 7,137	$ (24,265)

At June 30, 2003, the minimum pension liability adjustment included in accumulated other comprehensive income is recorded net of deferred income taxes of $2,419. The accumulated benefit obligation for the Company U.S. plan was $31,058 and $25,552 at June 30, 2004 and 2003, respectively, and $55,817 and $54,154 for the international plans at June 30, 2004 and 2003, respectively.

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risks at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes with a focus on total return. The weighted-average asset allocations for the Company's pension plans at June 30 are as follows:

	2004		2003	
	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans
Asset allocation:				
Equity	62%	67%	39%	59%
Bonds	38%	28%	61%	32%
Real estate and other	N/A	5%	N/A	9%

The expected benefit payments from the Company's pension plans are as follows: $3,388 in 2005; $3,059 in 2006; $3,407 in 2007; $4,782 in 2008; $4,168 in 2009 and $16,053 in 2010 to 2014. The Company expects to contribute $3,662 in fiscal 2005 to its pension plans.

9. Other Postretirement Benefits

Benefits Overview and Assumptions

The Company has retiree health care plans that cover the majority of its U.S. employees. Employees hired before January 1, 1994 may become eligible for these benefits if they reach age 55, with age plus years of service equal to 70. Employees hired after January 1, 1994 may become eligible for these benefits if they reach age 60, with age plus years of service equal to 80. The cost of retiree health care is accrued over the period in which the employees become eligible for such benefits. The Company continues to fund benefit costs primarily as claims are paid. There are no significant postretirement health care benefit plans outside of the U.S.

The Company measures its retiree health care benefit obligations as of March 31. The weighted-average assumptions used to determine the accumulated postretirement benefit obligation (APBO) as of June 30 and benefit expense for the years ended June 30 are as follows:

	2004	2003	2002
APBO as of June 30:			
Discount rate	5.75%	6.25%	7.25%
Health care cost trend rate	10.0%	10.0%	8.0%
Ultimate health care cost trend rate	5.0%	5.0%	5.0%
Years to ultimate rate	2009	2008	2007
Benefit expense for the years ended June 30:			
Discount rate	6.25%	7.25%	7.25%
Health care cost trend rate	10.0%	8.0%	6.3%
Ultimate health care cost trend rate	5.0%	5.0%	5.0%
Years to ultimate rate	2008	2007	2006

The health care cost trend rate assumption has a significant effect on the amount of the APBO and retiree health care benefit expense. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	2004	2003	2002
Effect on total service and interest cost:			
Increase 1.0 point	$ 714	$ 407	$ 445
Decrease 1.0 point	$ (600)	$ (317)	$ (344)
Effect on APBO:			
Increase 1.0 point	$ 6,277	$ 5,942	$ 2,734
Decrease 1.0 point	$(5,279)	$(4,654)	$(2,169)

Benefit Obligation and Expense

The components of retiree health care benefit expense for the Company's plans consist of the following for the years ended June 30:

	2004	2003	2002
Service cost	$1,868	$ 889	$1,019
Interest cost	1,920	1,071	1,000
Amortization of prior service cost	(262)	(262)	(292)
Recognized actuarial (gains) losses	727	(32)	(11)
Other items	-	766	(113)
Retiree health care benefit expense	$4,253	$2,432	$1,603

The following provides a reconciliation of the APBO and the amounts included in the consolidated balance sheet as of June 30, for the Company's postretirement benefit plans:

	2004	2003
Change in APBO:		
APBO at beginning of year	$ 31,493	$ 15,117
Service cost	1,868	889
Interest cost	1,920	1,071
Participant contributions	276	266
Special termination benefits	-	766
Benefits paid	(1,222)	(714)
Actuarial (gains) losses	(1,123)	14,098
APBO at end of year	$ 33,212	$ 31,493
Items not yet recognized in the consolidated balance sheet:		
Unrecognized net actuarial loss	12,909	14,757
Unrecognized prior service cost	(490)	(752)
Accrued benefit liability	$ 20,793	$ 17,488

The expected benefit payments for the Company's postretirement benefit plans are as follows: $999 in 2005; $1,159 in 2006; $1,278 in 2007; $1,356 in 2008; $1,437 in 2009 and $8,698 in 2010 to 2014. The Company expects to contribute $999 in fiscal 2005 to its postretirement benefit plans.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was enacted on December 8, 2003. The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Molex has determined that the benefits provided by its plan are actuarially equivalent to Medicare Part D. The Company has elected to use the retroactive approach to reflect the federal subsidy that will be provided by the Medicare Act and accordingly has remeasured plan liabilities and expense as of December 31, 2003. The impact of the remeasurement due to the subsidy was a reduction in the benefit obligation of $3,769 as of June 30, 2004 and a reduction in retiree health care benefit expense for the year ended June 30, 2004 of $175.

10. Debt

The Company had available lines of credit totaling $141,500 at June 30, 2004. Long-term debt consists of the following as of June 30:

	2004	2003
Mortgages	$ 6,048	$ 6,672
Bank loans	515	3,407
Industrial development bonds	4,331	4,350
Other	253	282
Total debt	11,147	14,711
Less current portion	904	1,574
Total long-term debt	$ 10,243	$ 13,137

Mortgages consist of two loans that are secured by certain buildings, carry an annual interest rate of 7.79 percent and require periodic principal payments through 2012. The Company has two bank loans with annual interest rates of 4.5 percent and 4.75 percent, respectively, payable in periodic installments through March 2007. Industrial development bonds, secured by certain land, buildings, and equipment, have annual interest rates ranging from 1.5 percent to 2.7 percent, with periodic principal payments through March 2011. The long-term debt as of June 30, 2004 matures as follows: $904 in 2005; $2,958 in 2006; $1,017 in 2007; $908 in 2008; $945 in 2009 and $4,415 thereafter.

11. Leases

The Company rents certain facilities and equipment under lease arrangements classified as both capital and operating leases. Some of the leases have renewal options. Assets under capital leases consist primarily of data processing equipment. Future minimum lease payments are presented below:

Year ending June 30:	Capital Leases	Operating Leases
2005	$3,232	$ 8,171
2006	2,265	4,592
2007	1,179	3,019
2008	268	1,828
2009	149	1,325
2010 and thereafter	305	7,210
Total lease payments	$7,398	$26,145
Less amount representing interest, at 2% to 8%	812	
Present value of minimum lease payments	$6,586	
Current portion	$2,790	
Long-term portion	3,796	
Total present value of minimum lease payments	$6,586	

Rental expense was $8,444 in 2004; $8,720 in 2003; and $9,949 in 2002.

12. Commitments and Contingencies

In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations or financial condition of the Company.

13. Capital Stock

The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50 percent of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, which requires shareholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 2004.

The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted. The Company's Class B Common Stock outstanding has remained at 94.3 shares during the three years ended June 30, 2004.

The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors or in any assets available upon liquidation or dissolution of the Company.

Changes in common stock for the years ended June 30 are as follows:

	Common Stock		Class A Common Stock		Treasury Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at June 30, 2001	109,097	$ 5,455	102,752	$ 5,137	16,632	$ 281,469
Exercise of stock options	330	17	256	13	42	1,332
Purchase of treasury stock	-	-	-	-	2,902	80,165
Issuance of stock awards	24	1	-	-	(76)	(1,294)
Other	-	-	-	-	17	807
Outstanding at June 30, 2002	109,451	$ 5,473	103,008	$ 5,150	19,517	$ 362,479
Exercise of stock options	662	33	377	19	8	645
Purchase of treasury stock	-	-	-	-	3,353	74,997
Issuance of stock awards	11	-	-	-	(82)	(1,450)
Other	-	-	5	-	35	563
Outstanding at June 30, 2003	110,124	$ 5,506	103,390	$ 5,169	22,831	$ 437,234
Exercise of stock options	280	14	772	39	93	2,672
Purchase of treasury stock	-	-	-	-	2,740	70,215
Issuance of stock awards	11	1	-	-	(73)	(1,301)
Other	-	-	-	-	10	341
Outstanding at June 30, 2004	110,415	$ 5,521	104,162	$ 5,208	25,601	$ 509,161

14. Stock Incentive Plans

The Company has five stock incentive plans currently in effect, three of which may issue future grants: the 1990 Stock Option Plan ("1990 Plan"), the 1991 Incentive Stock Option Plan ("1991 Plan"), the 1998 Stock Option Plan ("1998 Plan"), the 2000 Incentive Stock Option Plan ("ISO Plan") and the 2000 Long-Term Stock Plan ("LT Plan").

1990 Plan: This plan expired as of June 30, 1999. The most significant terms of this plan provided that (1) options were authorized to be granted for 6.875 million shares of Common Stock and (2) the option price was 50 percent of the fair market value of the stock on the date of grant. The option term was five years to nine years from the date of grant.

1991 Plan: This plan expired as of June 30, 2000. The most significant terms of this plan provided that (1) options were authorized to be granted for 3.8 million shares of Common Stock and (2) the option price was the fair market value of the stock on the date of grant. The option term was five years to 11 years from the date of grant.

Stock option transactions relating to the 1990 and 1991 Plans are summarized as follows (exercise price represents a weighted-average):

	1990 Plan		1991 Plan	
	Shares	Exercise Price	Shares	Exercise Price
Outstanding at June 30, 2001	1,729	$9.39	1,853	$20.38
Exercised	(230)	10.68	(100)	21.63
Forfeited	(127)	9.48	-	-
Outstanding at June 30, 2002	1,372	$9.16	1,753	$20.30
Exercised	(650)	7.89	(11)	23.96
Forfeited	(2)	12.36	(18)	28.13
Outstanding at June 30, 2003	720	$10.31	1,724	$20.20
Exercised	(114)	7.07	(166)	19.93
Forfeited	(18)	11.79	-	-
Outstanding at June 30, 2004	588	$10.91	1,558	$20.23
Options exercisable at June 30, 2004	10	$10.61	536	$16.74

1998 Plan: The most significant terms of this plan provide that (1) options may be granted for 12.5 million shares of Class A Common Stock and (2) the option price shall be not less than 10 percent nor more than 100 percent of the fair market value of the stock on the date of grant. The option term is five years to nine years from the date of grant. For options granted under this plan, the option price has been at 50 percent of the fair market value of the stock.

ISO Plan: The most significant terms of this plan, available to executives and directors, provide that (1) options may be granted for 500,000 shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The option term is four years to nine years from the date of grant. Under the ISO Plan, the options granted can be either incentive or nonqualified. Unless specifically stated otherwise, all options granted shall be incentive.

LT Plan: The most significant terms of this plan, available to executives and management, provide that (1) options may be granted for 3.0 million shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The options vest over a four-year term with an expiration period of seven to ten years from the date of grant.

Stock option transactions relating to the 1998, ISO and LT Plans are summarized as follows (exercise price represents a weighted-average):

	1998 Plan		ISO Plan		LT Plan	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at June 30, 2001	2,338	$12.27	65	$34.22	556	$33.00
Granted	829	11.73	61	26.99	524	27.10
Exercised	(236)	12.15	-	-	-	-
Forfeited	(152)	12.27	-	-	-	-
Outstanding at June 30, 2002	2,779	$12.12	126	$30.71	1,080	$30.14
Granted	1,298	9.67	58	21.57	1,204	21.12
Exercised	(327)	11.67	-	-	-	-
Forfeited	(83)	11.68	-	-	-	-
Outstanding at June 30, 2003	3,667	$11.30	184	$27.84	2,284	$25.38
Granted	993	12.66	59	26.47	1,032	25.99
Exercised	(612)	11.73	-	-	(41)	25.92
Forfeited	(168)	11.79	-	-	(38)	19.90
Outstanding at June 30, 2004	3,880	$11.56	243	$27.50	3,237	$25.71
Options exercisable at June 30, 2004	869	$12.74	94	$29.91	939	$28.12

The option price per share for certain options in the 1990 and 1998 plans was less than the fair market value at the date of grant, thus creating deferred unearned compensation. Deferred unearned compensation is expensed over the vesting period of the stock option and was $10,306 in 2004; $10,503 in 2003; and $9,663 in 2002.

The LT Plan also allows for the grant of stock awards to executives and management. The awards vest over a period of four years and are valued at fair market value at date of grant. Stock awards grants are summarized as follows:

Grant Date:	Grant Price	Number of Shares	Date Vested	Total Compensation	Vesting Period
October 2003	$ 25.99	131	Oct. 2007	$ 3,416	4 years
June 2003	23.62	118	June 2007	2,775	4 years
July 2002	19.90	164	July 2006	3,254	4 years
July 2001	27.10	96	July 2005	2,610	4 years
August 2000	33.00	102	Aug. 2004	3,352	4 years

The total compensation expense is recorded as deferred unearned compensation and is expensed over the vesting period of the stock award and was $3,542 in 2004; $2,304 in 2003; and $1,447 in 2002.

The following table provides additional information about options outstanding at June 30, 2004 (exercise price represents a weighted-average):

	Outstanding			Exercisable	
Range of Exercise Price	Shares	Remaining Years	Exercise Price	Shares	Exercise Price
Common:					
$2.56 to $10.81	538	1.2	$10.30	263	$10.78
$11.22 to $18.94	671	2.7	15.68	2	11.80
$20.80 to $20.80	529	4.2	20.80	226	20.80
$23.60 to $27.95	401	5.0	26.58	48	27.34
$30.03 to $30.03	7	0.1	30.03	7	30.03
Class A Common:					
$9.01 to $9.28	1,347	4.6	$9.25	101	$9.27
$9.33 to $12.60	1,816	3.9	12.12	373	11.74
$12.63 to $23.62	1,882	4.1	18.63	665	17.28
$23.92 to $27.10	1,683	7.2	26.35	296	27.03
$28.59 to$38.19	632	2.9	33.05	467	33.12
	9,506			2,448	

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its stock-based compensation programs according to the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Had the Company elected to apply the provisions of SFAS No. 123 as amended by SFAS No. 148 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted, the effects on reported net income and earnings per share for the years ended June 30 would have been as follows:

	2004	2003	2002
Net income as reported	$175,950	$84,918	$76,479
Add: Stock-based compensation included in reported net income, net of related tax effects	10,179	9,925	9,122
Deduct: Stock-based compensation determined under fair value method, net of related tax effects	(21,020)	(17,433)	(14,842)
Pro forma net income	$165,109	$77,410	$70,759
Earnings per share:			
Basic	$ 0.93	$ 0.44	$ 0.39
Diluted	$ 0.92	$ 0.44	$ 0.39
Pro forma earnings per share:			
Basic	$ 0.87	$ 0.40	$ 0.36
Diluted	$ 0.86	$ 0.40	$ 0.36
Weighted-average fair value of options granted:			
At fair value	$ 10.31	$ 7.79	$ 14.69
At less than fair value	$ 12.95	$ 11.89	$ 16.04

For purposes of computing pro forma net income and earnings per share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Dividend yield	0.4%	0.4%	0.2%
Expected volatility	44.48%	46.18%	52.02%
Risk-free interest rate	3.17%	4.48%	5.56%
Expected life of option (years)	4.52	3.65	4.65

15. Segment and Related Information

The Company operates in one product segment: the manufacture and sale of electronic components. Revenue is recognized based on the location of the selling entity. Management operates the business through four regions. The Americas region consists primarily of operations in the U.S., Mexico and Brazil. The Far East North includes Japan and Korea and a manufacturing operation in northern China. The Far East South region includes the rest of China, Singapore and the remaining countries in Asia. European operations are located in both eastern and western Europe. Information by region for the years ended June 30 is summarized in the following table:

	Americas	Far East North	Far East South	Europe	Corporate and Other	Elims.	Total
2004							
Customer revenue	$686,129	$499,348	$623,619	$385,051	$52,568	$ -	$2,246,715
Intercompany revenue	178,692	237,843	100,620	39,684	96,624	(653,463)	-
Total revenue	$864,821	$737,191	$724,239	$424,735	$149,192	$(653,463)	$2,246,715
Depreciation and amortization	69,011	80,607	26,151	36,170	16,541	-	228,480
Income tax expense	29,761	34,771	5,221	1,680	(7,862)	-	63,571
Net income	55,754	80,875	75,353	(7,980)	(28,052)	-	175,950
Assets	848,035	633,258	524,515	516,404	323,754	(273,620)	2,572,346
Capital expenditures	30,880	80,105	33,304	33,049	12,386	-	189,724
2003							
Customer revenue	$641,197	$407,821	$458,819	$291,043	$44,218	$ -	$1,843,098
Intercompany revenue	109,970	153,845	47,918	26,366	95,332	(433,431)	-
Total revenue	$751,167	$561,666	$506,737	$317,409	$139,550	$(433,431)	$1,843,098
Depreciation and amortization	78,154	75,282	22,467	29,563	23,264	-	228,730
Income tax expense	6,719	15,438	13,192	(1,192)	(9,395)	-	24,762
Net income	20,500	40,080	62,192	(7,090)	(30,764)	-	84,918
Assets	894,446	489,509	456,620	445,440	221,313	(177,438)	2,329,890
Capital expenditures	37,937	62,538	27,902	24,359	18,457	-	171,193
2002							
Customer revenue	$666,273	$351,542	$366,352	$279,477	$47,853	$ -	$1,711,497
Intercompany revenue	125,414	124,976	45,625	25,230	82,438	(403,683)	-
Total revenue	$791,687	$476,518	$411,977	$304,707	$130,291	$(403,683)	$1,711,497
Depreciation and amortization	81,505	74,996	20,387	27,661	19,138	-	223,687
Income tax expense	7,122	13,496	10,164	3,375	(17,473)	-	16,684
Net income	20,824	34,843	55,660	4,025	(38,873)	-	76,479
Assets	1,031,656	513,282	397,839	410,121	190,627	(289,605)	2,253,920
Capital expenditures	44,700	44,823	27,508	26,200	29,266	-	172,497

Corporate assets include goodwill, intangible assets and investments.

Customer revenue and long-lived assets by significant foreign country within the Company's regions are summarized as follows:

	2004	2003	2002
Customer revenue:			
United States	$664,954	$635,332	$668,047
Japan	422,524	338,221	291,143
China	396,529	274,236	222,747
Long-lived assets:			
United States	811,856	851,512	973,847
Japan	548,933	420,234	452,500
China	311,487	259,129	234,106

During fiscal 2004, 2003 and 2002, no customer accounted for more than 10 percent of consolidated net revenue.

16. Quarterly Financial Information (Unaudited)

The following is a condensed summary of the Company's unaudited quarterly results of operations and quarterly stock price data for fiscal 2004, 2003 and 2002:

	Quarter	2004	2003	2002
Net revenue	1st	$496,763	$469,246	$430,453
	2nd	548,982	454,609	416,460
	3rd	569,153	443,177	408,307
	4th	631,817	476,066	456,277
Gross profit	1st	168,024	159,039	137,338
	2nd	179,297	146,143	119,668
	3rd	202,267	144,940	132,224
	4th	227,158	129,126	147,321
Income (loss) before income taxes	1st	43,978	39,515	35,129
	2nd	56,693	37,150	(3,757)
	3rd	62,366	32,737	25,879
	4th	76,855	640	35,970
Income taxes	1st	11,874	9,483	9,840
	2nd	15,314	8,916	(8,005)
	3rd	16,832	7,857	6,211
	4th	19,551	(1,494)	8,638
Net income	1st	32,062	29,962	25,196
	2nd	41,216	28,188	4,264
	3rd	45,471	24,804	19,683
	4th	57,201	1,964	27,336
Basic earnings per share	1st	0.17	0.16	0.13
	2nd	0.22	0.15	0.02
	3rd	0.24	0.13	0.10
	4th	0.30	0.01	0.14
Diluted earnings per share	1st	0.17	0.15	0.13
	2nd	0.21	0.15	0.02
	3rd	0.24	0.13	0.10
	4th	0.30	0.01	0.14

Stock Prices		2004 Low	2004 High	2003 Low	2003 High	2002 Low	2002 High
Common Stock	1st	$26.14	$31.10	$22.85	$33.75	$25.76	$36.59
	2nd	28.70	35.12	19.43	29.62	26.46	32.97
	3rd	28.48	36.10	19.98	25.50	27.94	36.65
	4th	27.72	33.24	21.15	29.36	30.45	39.61
Class A Common Stock	1st	21.72	26.69	19.79	28.94	22.40	29.55
	2nd	24.36	29.67	17.95	26.12	22.80	28.35
	3rd	24.44	30.36	17.02	22.12	24.47	32.29
	4th	23.72	28.55	18.01	25.73	25.05	33.80

During the fourth quarter of fiscal 2003, gross profit was impacted by a pretax charge of $28.5 million relating to employment reductions and write-off of manufacturing assets. Selling, general and administrative expenses included a pretax charge of $6.5 million related to employment reductions. These combined charges and a pretax investment write-down of $5.1 million reduced net income by $28.6 million (net of tax benefit of $11.5 million).

During the second quarter of fiscal 2002, gross profit and selling, general and administrative expenses was impacted by pretax charges of $12.6 million and $11.6 million, respectively, relating to restructuring costs for employment reductions and asset write-offs. Other expenses included a pretax charge of $10.0 million for write-down of an investment. These combined charges reduced net income by $25.3 million (net of tax benefit of $8.9 million).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Except as described below and in Note 3 to the **Notes to Consolidated Financial Statements**, there was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

During the fourth quarter of fiscal 2004, the Company implemented a new process to capture and analyze the various financial data used in the preparation of the consolidated statement of cash flows. The new financial reporting process was designed to improve management's ability to analyze and review all cash flow activity. During the testing of the new process, the Company determined that certain changes in other assets and liabilities that historically had been reported as investing activities should have been reported as operating activities. As a result, cash provided from operating activities and cash used for investing activities has been restated in the consolidated statement of cash flows for the year ended June 30, 2003. The impact on reported cash flow activity was not material for the Company's fiscal 2004 quarters ended March 31, December 31 and September 30 and for the year ended June 30, 2002.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information under the caption "Election of Directors" in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on October 22, 2004 (the "Company's 2004 Proxy Statement") is incorporated herein by reference. The information called for by Item 401 of Regulation S-K relating to the Executive Officers is furnished below.

Executive Officers of the Registrant

The following information relates to the executive officers of the Registrant who serve at the discretion of the Board of Directors and are customarily elected for one-year terms at the Regular Meeting of the Board of Directors held immediately following the Annual Stockholders' Meeting. All of the executive officers named hold positions as officers and/or directors of one or more subsidiaries of the Registrant. For purposes of this disclosure, only the principal positions are set forth.

Name	Positions Held with Registrant During the Last Five Years [a]	Age	Year Employed
Frederick A. Krehbiel[b]	Co-Chairman (1999-); Co-Chief Executive Officer (1999-2001).	63	1965[c]
John H. Krehbiel, Jr.(b)	Co-Chairman (1999-); Co-Chief Executive Officer (1999-2001).	67	1959(c)
J. Joseph King	Vice Chairman and Chief Executive Officer (2001-);President and Chief Operating Officer (1999-2001).	60	1975
Martin P. Slark	President and Chief Operating Officer (2001-); Executive Vice President (1999-2001).	49	1976
Robert B. Mahoney	Executive Vice President(2002-); Regional President, Far East South (2004-); Treasurer and Chief Financial Officer (1996-2004); Corporate Vice President (1996-2002).	51	1995
Ronald L. Schubel	Executive Vice President (2001-); Corporate Vice President (1982-2001); Regional President, Americas (1998-).	60	1981
James E. Fleischhacker	Executive Vice President (2001-); Corporate Vice President (1994-2001); Regional President, Far East South (1998-2001), (2003-2004).	60	1984
Diane S. Bullock	Corporate Vice President, Treasurer and Chief Financial Officer (2004-); Positions held at ArvinMeritor, Inc.: Vice President and Controller (2001-2003); Vice President, Corporate Development (2000). Positions held at Meritor Automotive, Inc.: Vice President and Controller (1998-2000).	47	2003
Werner W. Fichtner	Corporate Vice President (1987-) and Regional President, Europe (1981-).	61	1981
Goro Tokuyama	Corporate Vice President (1990-); Regional President, Far East North (1988-), and President of Molex Japan Co., Ltd. (1985-2003).	70	1985
Kathi M. Regas	Corporate Vice President (1994-).	48	1985
Louis A. Hecht	Corporate Secretary (1977-) and General Counsel (1975-).	60	1974

[a] All positions are with Registrant unless otherwise stated.

[b] John H. Krehbiel, Jr. and Frederick A. Krehbiel (the "Krehbiel Family") are brothers. The members of the Krehbiel Family may be considered to be "control persons" of the Registrant. The other executive officers listed above have no relationship, family or otherwise, to the Krehbiel Family, Registrant or each other.

[c] Includes period employed by Registrant's predecessor.

In accordance with Item 406 of Regulation S-K, the Company has adopted a code of ethics that applies to all employees and officers, including the chief executive officer and chief financial officer, and has posted the code of ethics on its website at www.molex.com.

Item 11. Executive Compensation

The information under the caption "Information About Executive Officer Compensation and Transactions" in the Company's 2004 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the captions "Security Ownership of Directors, Management and Certain Beneficial Owners" and "Equity Compensation Plan Information" in the Company's 2004 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information under the captions "Election of Directors", "Information About Executive Officer Compensation and Transactions" and "Security Ownership of Directors, Management and Certain Beneficial Owners" in the Company's 2004 Proxy Statement is herein incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information under the caption "Independent Auditor Fees" in the Company's 2004 Proxy Statement is herein incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1. Financial Statement Schedules

Independent Auditors' Report on Schedule II

Schedule II - Valuation and Qualifying Accounts

All other schedules are omitted because they are inapplicable, not required under the instructions, or the information is included in the consolidated financial statements or notes thereto.

Separate financial statements for the Company's unconsolidated affiliated companies, accounted for by the equity method, have been omitted because they do not constitute significant subsidiaries.

(a) 2. Exhibits

The exhibits listed on the accompanying Index to Exhibits are filed or incorporated herein as part of this Report.

(b) Reports on Form 8-K

On April 15, 2004, the Company filed a Current Report on Form 8-K reporting under Item 12, "Results of Operations and Financial Condition," that on April 15, 2004, Molex had issued a press release announcing its financial results for the third fiscal quarter and nine months ended March 31, 2004.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Molex Incorporated

We have audited the consolidated financial statements of Molex Incorporated and its subsidiaries as of June 30, 2004 and 2003, and for each of the three years in the period ended June 30, 2004, and have issued our report thereon dated August 20, 2004; such consolidated financial statements and report are included in this Annual Report on Form 10-K of Molex Incorporated and its subsidiaries for the year ended June 30, 2004. Our audits also included the financial statement schedule of Molex Incorporated and its subsidiaries, listed in Item 15. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ DELOITTE & TOUCHE LLP
Chicago, Illinois
August 20, 2004

Molex Incorporated
Schedule II - Valuation and Qualifying Accounts
For the Years Ended June 30, 2004, 2003, and 2002
(in thousands)

Allowance for Losses and Adjustments:	Balance at Beginning of Period	Charged to Income	Accounts Written Off	Translation Adjustments	Balance at End of Period
2004					
Receivables	$18,404	$ 4,248	$ (617)	$ 866	$22,901
Inventories...........	40,386	11,366	(12,149)	1,724	41,327
2003					
Receivables	18,692	176	(978)	514	18,404
Inventories...........	46,917	10,321	(18,597)	1,745	40,386
2002					
Receivables	19,741	237	(1,593)	307	18,692
Inventories...........	67,445	19,418	(44,292)	4,346	46,917

Molex Incorporated
Index of Exhibits

Exhibit Number	Description
3	3.1 Certificate of Incorporation (as amended and restated) (incorporated by reference to 2000 Form 10-K, Exhibit 3.1)
	3.2 By-laws (as amended and restated) (incorporated by reference to 2000 Form 10-K, Exhibit 3.2)
4	Instruments defining rights of security holders including indentures. See Exhibit 3.1
10	Material Contracts
	10.1 The Molex Deferred Compensation Plan (incorporated by reference to 1984 Form 10-K, Exhibit 10.6)
	10.2 The 1990 Molex Incorporated Executive Stock Bonus Plan (as amended) (incorporated by reference to 1998 Form 10-K, Exhibit 10.2)
	10.3 The 1990 Molex Incorporated Stock Option Plan (as amended) (incorporated by reference to 1998 Form 10-K, Exhibit 10.3)
	10.4 The 1991 Molex Incorporated Incentive Stock Option Plan (as amended) (incorporated by reference to 1999 Form 10-K, Exhibit 10.4)
	10.5 The 1998 Molex Incorporated Stock Option Plan (incorporated by reference to 1999 Form 10-K, Exhibit 10.5)
	10.6 The 2000 Molex Incorporated Incentive Stock Option Plan (incorporated by reference to 2001 Form 10-K, Exhibit 10.6)
	10.7 The 2000 Molex Incorporated Executive Stock Bonus Plan (as amended) (incorporated by reference to 2001 Form 10-K, Exhibit 10.7)
	10.8 The 2000 Molex Incorporated Long-Term Stock Plan (incorporated by reference to 2001 Form 10-K, Exhibit 10.8)
21	Subsidiaries of registrant
23	Independent Auditors' Consent
31	Rule 13a-14(a)/15d-14(a) Certifications
	31.1 Section 302 certification by Chief Executive Officer
	31.2 Section 302 certification by Chief Financial Officer
32	Section 1350 Certifications
	32.1 Section 906 certification by Chief Executive Officer
	32.2 Section 906 certification by Chief Financial Officer

(All other exhibits are either inapplicable or not required)

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Company has duly caused this annual Report to be signed on its behalf by the undersigned, there unto duly authorized.

MOLEX INCORPORATED
(Company)

September 10, 2004	Corporate Vice President, Treasurer and Chief Financial Officer	By: /S/ DIANE S. BULLOCK Diane S. Bullock

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

September 10, 2004	Co-Chairman of the Board	/S/ FREDERICK A. KREHBIEL Frederick A. Krehbiel
September 10, 2004	Co-Chairman of the Board	/S/ JOHN H. KREHBIEL, JR. John H. Krehbiel, Jr.
September 10, 2004	Vice Chairman and Chief Executive Officer Director	/S/ J. JOSEPH KING J. Joseph King
September 10, 2004	President and Chief Operating Officer Director	/S/ MARTIN P. SLARK Martin P. Slark
September 10, 2004	Corporate Vice President, Treasurer and Chief Financial Officer	/S/ DIANE S. BULLOCK Diane S. Bullock
September 10, 2004	Director	/S/ FRED L. KREHBIEL Fred L. Krehbiel
September 10, 2004	Director	/S/ MICHAEL J. BIRCK Michael J. Birck
September 10, 2004	Director	/S/ DOUGLAS K. CARNAHAN Douglas K. Carnahan
September 10, 2004	Director	/S/ MICHELLE L. COLLINS Michelle L. Collins
September 10, 2004	Director	/S/ EDGAR D. JANNOTTA Edgar D. Jannotta
September 10, 2004	Director	/S/ JOE W. LAYMON Joe W. Laymon
September 10, 2004	Director	/S/ DONALD G. LUBIN Donald G. Lubin
September 10, 2004	Director	/S/ MASAHISA NAITOH Masahisa Naitoh
September 10, 2004	Director	/S/ ROBERT J. POTTER Robert J. Potter

Shareholders' Information

Directors

Fred A. Krehbiel
Co-Chairman

John H. Krehbiel, Jr.
Co-Chairman

Michael J. Birck

Douglas K. Carnahan

Michelle L. Collins

Edgar D. Jannotta

J. Joseph King

Fred L. Krehbiel

Joe W. Laymon

Donald G. Lubin

Masahisa Naitoh

Dr. Robert J. Potter

Martin P. Slark

Corporate Officers

Fred A. Krehbiel
Co-Chairman

John H. Krehbiel, Jr.
Co-Chairman

J. Joseph King
Vice Chairman and Chief Executive Officer

Martin P. Slark
President and Chief Operating Officer

Ronald L. Schubel
Executive Vice President

James E. Fleischhacker
Executive Vice President

Robert B. Mahoney
Executive Vice President

Diane S. Bullock
Vice President, Treasurer and Chief Financial Officer

Werner W. Fichtner
Vice President

Goro Tokuyama
Vice President

Kathi M. Regas
Vice President

Louis A. Hecht
Secretary and General Counsel

Stock Transfer Agent

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602

Common Stock and Class A Common Stock

Molex Common Stock (Symbol MOLX) and Molex Class A Common Stock (Symbol MOLXA) are traded on the National Market System (NASDAQ) and the London Stock Exchange. Options are traded on the Chicago Board Options Exchange (CBOE).

Notice of Annual Meeting

The annual meeting of Molex shareholders will be at 10 a.m. Friday, October 22, 2004, at the Wyndham Hotel, 3000 Warrenville Road, Lisle, Illinois 60532.

Form 10-K

Form 10-K report of Molex is available by writing to the Corporate Secretary or visiting our Web site, www.molex.com.

Independent Auditors

Deloitte & Touche LLP

www.molex.com

The Molex Web site contains useful information about the company, its products and services, global locations and job listings. In addition, matters found under the "Investors" tab include:

Annual Report

Financial Press Releases

SEC Insider Trading Reports

Code of Business Conduct and Ethics

Board of Directors Committee Charters (Corporate Governance)

Forward-looking Statement

This document contains various forward-looking statements. Statements in this document that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include: economic conditions in various regions, product and price competition, raw material prices, foreign currency exchange rate changes, interest rate changes, technology changes, patent issues, litigation results, legal and regulatory developments and other risks and uncertainties described in documents filed with the Securities and Exchange Commission.

Trademarks

6-Pak; Advantage; Avikrimp; AXID*; BackFlip; Beau*; Beauplug*; BLC; Boss*; BSC; BSCII; C-Grid*; C-Grid III; Claspcon; CoAxid; CompactLAN; COMPODRE; Condor; Contura; CoolFin; CradleCon; CRC; Datagate; Datagate Plus; Decora; DL-50; DMS-59; DS-50; Dualcon; Eagle; Easy-On; EBBI; EMILY; EMS-Enable; ETC; Euro-C; EuroMate*; EuroMax; Euromod*; Eurostyle*; EverMate; EZ Bar; FabriFit; FastJunction; FaxEnable; FlexJumper; FlexPlane; Flextran; FLT4; FMP3; HandyLink; Hawk; HBMT; H-DAC 64; HDX; HiSpec; HiSpec GS; HMC; HTC; HyperJack; iCool; Industrial Interfaces; InsulKrimp; Jet-Flecs*; KATT*; KATT PDS; KK*; Krimptite; LaneLink; Laserstream; LFH; LI-24; Lightband; Macro-Lock; MagKrimp; Metrec; MFB; Mi II; MicroBlade; Micro-C; Micro-C PolyPort; MicroClasp; MicroCross; Micro-Fit 3.0; Micro-Fit 3.0 BMI; Micro-Latch; Milli-Grid; Milli-Z; Mini-AXID; mini-B; Mini-C; Mini-C PolyPort; Mini-Cam; Mini-FA; Mini-Fit*; Mini-Fit BMI; Mini-Fit BMI Slide-and-Lock; Mini-Fit CPI; Mini-Fit HCS; Mini-Fit IDT; Mini-Fit Jr.; Mini-Fit SMC; Mini-Fit Sr.; Mini-Fit TPA; Mini-Latch; Mini-Lock; Mini Mi II; Mini-SPOX; Mite-Y-Pin; MLX; Mobi-Mate; Modlink; MOD-SNAP*; Molex*; Molex-ETC; Molex Premise Networks; MOLIC; MP-Lock; MTC; MUSIC; MuxLink; MV 396; MX*; MXII; MX150; MX150L; MX-50; MX-PLUS; MZP; NylaKrimp; Office Block; Omnigrid*; Optical Shuffle; PanelMate; ParaLink; ParaLink-P; Perma-Seal; Phoenix; PicoBlade; Picoflex; Pico-Grid; Pico-SPOX; Pinsetter*; Plateau HS Dock; Plateau HS Mezz; Plateau Technology; PolyPort; Power Bladz; PowerCat; PowerCat 6; Power Dock; Power Plus; PremiumGrade; Premo-Flex; QF-50; Qik-Flecs; Radial Fin; Real Time; RIPPN; RKG; Sabre; SEMCONN; ServiceGrade; Sherlock; Signature; Silent Drive; SL; SliderZ; SlimStack; SLT3S; Snapper; Spectre; Spirit; SPOX; Streamline; Synergy; TDP; TelEnable; TM-40; TPA; Triad; Trifurcon; Twin-Stack; Ulti-Mate; Ultra+; Universal Patching Frame; USO; USP; VersaKrimp; VibraKrimp; Wafercon; Wire Trap-Lite; Xpress-Lock; Zifcon; Zipcon; Zyton; Z-Zone

*Registered trademarks of Molex Incorporated

OneSpace is a trademark of CoCreate Software GmbH & Co. KG

Design: Procter Design Company, Inc. Narrative: LoCurto and Associates Studio Photography: Francois Robert Location Photography: James Schnepf

© 2004, Molex Incorporated. All rights reserved




molex®

Bringing People & Technology Together, Worldwide ℠

Corporate Headquarters
2222 Wellington Court
Lisle, Illinois 60532 U.S.A.
Tel: 630-969-4550

Americas Headquarters
Lisle, Illinois 60532 U.S.A.
Tel: 1-800-78MOLEX
amerinfo@molex.com

Far East North Headquarters
Yamato, Japan
Tel: 81-462-65-2324
feninfo@molex.com

Far East South Headquarters
Jurong, Singapore
Tel: 65-262-3997
fesinfo@molex.com

European Headquarters
Munich, Germany
Tel: 49-89-413092-0
eurinfo@molex.com

Visit our Web site at www.molex.com